ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2012 and 2013 and

for each of the three years in the period ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1 and 30 to the consolidated financial statements, the accompanying 2011 and 2012 financial statements have been retrospectively adjusted for the adoption of International Financial Reporting Standards (“IFRS”) 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosures of Interests in Other Entities, International Financial Reporting Standards Interpretations Committee 20, Stripping Costs in the Production Phase of a Surface Mine, and the amendments to International Accounting Standards (“IAS”) 19, Employee Benefits, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates, IAS 1, Presentation of Financial Statements, IFRS 7, Financial Instruments: Disclosures, and various amendments as part of the IFRS Annual Improvements 2009 – 2011.

As discussed in Notes 1 and 27 to the consolidated financial statements, the accompanying disclosures have been retrospectively adjusted for a change in the composition of reportable segments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

 /s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 25, 2014

(August 4, 2014 as to the impacts of the retrospective application of the change in the composition of reportable segments as described in Notes 1 and 27)

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012	2013
ASSETS
Current assets:
Cash and cash equivalents (note 6)	3,824	4,402	6,072
Restricted cash (note 6)	84	138	160
Trade accounts receivable and other, including 457, 385 and 424 from related parties at December 31, 2011, 2012 and 2013, respectively (notes 7 and 16)	6,452	5,085	4,886
Inventories (note 8)	21,669	19,003	19,240
Prepaid expenses and other current assets (note 9)	3,566	3,154	3,375
Assets held for sale (note 5)	-	-	292
Total current assets	35,595	31,782	34,025

Non-current assets:
Goodwill and intangible assets (note 10)	14,053	9,581	8,734
Biological assets (note 11)	193	174	132
Property, plant and equipment (note 12)	54,189	53,815	51,232
Investments in associates and joint ventures (note 13)	8,946	7,181	7,195
Other investments (note 14)	226	1,020	738
Deferred tax assets (note 21)	6,164	8,221	8,938
Other assets (notes 15 and 16)	2,313	2,224	1,314
Total non-current assets	86,084	82,216	78,283
Total assets	121,679	113,998	112,308

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012	2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 17)	2,769	4,348	4,092
Trade accounts payable and other, including 227, 156 and 143 from related parties at December 31, 2011, 2012 and 2013, respectively (note 16)	12,845	11,407	12,604
Short-term provisions (note 22)	1,214	1,194	1,206
Accrued expenses and other liabilities (note 23)	6,639	6,728	7,071
Income tax liabilities	367	160	179
Liabilities held for sale (note 5)	-	-	83
Total current liabilities	23,834	23,837	25,235

Non-current liabilities:
Long-term debt, net of current portion (note 17)	23,634	21,965	18,219
Deferred tax liabilities (note 21)	3,458	2,958	3,115
Deferred employee benefits (note 25)	11,142	11,628	9,494
Long-term provisions (note 22)	1,603	1,864	1,883
Other long-term obligations	1,504	1,280	1,189
Total non-current liabilities	41,341	39,695	33,900
Total liabilities	65,175	63,532	59,135

Commitments and contingencies (note 24 and note 26)

Equity (note 19):
Common shares (no par value, 1,617,000,000, 1,773,091,461 and 1,995,857,213 shares authorized, 1,560,914,610, 1,560,914,610 and 1,665,392,222 shares issued, and 1,548,951,866,	9,403	9,403	10,011
1,549,107,148 and 1,653,599,548 shares outstanding at December 31, 2011, 2012 and 2013, respectively)
Treasury shares (11,962,744, 11,807,462 and 11,792,674 common shares at December 31, 2011, 2012 and 2013, respectively, at cost)	(419)	(414)	(414)
Additional paid-in capital	19,056	19,082	20,248
Subordinated perpetual capital securities	-	650	650
Mandatorily convertible notes	-	-	1,838
Retained earnings	30,710	26,186	24,037
Reserves	(6,008)	(7,891)	(6,577)
Equity attributable to the equity holders of the parent	52,742	47,016	49,793
Non-controlling interests	3,762	3,450	3,380
Total equity	56,504	50,466	53,173
Total liabilities and equity	121,679	113,998	112,308

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Sales	93,973	84,213	79,440
(including 5,875, 5,181 and 4,770 of sales to related parties for 2011, 2012 and 2013, respectively)
Cost of sales	85,212	83,543	75,247
(including depreciation and impairment of 5,027, 9,737 and 5,139 and 2,615, 1,505 and 1,310 of purchases from related parties for 2011, 2012 and 2013, respectively)
Gross margin	8,761	670	4,193
Selling, general and administrative expenses	3,557	3,315	2,996
Operating income (loss)	5,204	(2,645)	1,197
Income (loss) from associates, joint ventures and other investments (note 13)	614	185	(442)
Financing costs - net (note 20)	(2,983)	(2,915)	(3,115)
Income (loss) before taxes	2,835	(5,375)	(2,360)
Income tax expense (benefit) (note 21)	879	(1,906)	215
Net income (loss) from continuing operations (including non-controlling interests)	1,956	(3,469)	(2,575)
Discontinued operations, net of tax (note 5)	461	-	-
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	1,959	(3,352)	(2,545)
Net income from discontinued operations	461	-	-
Net income (loss) attributable to equity holders of the parent	2,420	(3,352)	(2,545)
Net income (loss) from continuing operations attributable to non-controlling interests	(3)	(117)	(30)
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)

	Year Ended December 31,
	2011	2012	2013
Earnings (loss) per common share (in U.S. dollars)
Basic	1.56	(2.17)	(1.46)
Diluted	1.29	(2.17)	(1.46)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	1.26	(2.17)	(1.46)
Diluted	1.00	(2.17)	(1.46)
Earnings per common share - discontinued operations (in U.S. dollars)
Basic	0.30	-	-
Diluted	0.29	-	-
Weighted average common shares outstanding (in millions) (note 19)
Basic	1,549	1,549	1,780
Diluted	1,611	1,550	1,782

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011		2012		2013
Net income (loss) (including non-controlling interests)		2,417		(3,469)		(2,575)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(39)		(95)		(34)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	65		-		100
	26		(95)		66
Derivative financial instruments:
Gain (loss) arising during the period	82		4		(25)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(249)		(717)		(120)
	(167)		(713)		(145)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(2,149)		78		(965)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(475)		392		(25)
	(2,624)		470		(990)
Share of other comprehensive income (loss) related to associates and joint ventures	(598)		(579)		2
Income tax benefit related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	68		134		114
Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial gains (losses)	(1,262)		(1,205)		2,206
Share of other comprehensive income (loss) related to associates and joint ventures	-		-		(13)
Income tax benefit (loss) related to components of other comprehensive income that cannot be recycled to the Consolidated Statements of Operations	138		72		(155)
Total other comprehensive income (loss)	(4,419)		(1,916)		1,085
Total other comprehensive income (loss) gain attributable to:
Equity holders of the parent	(4,055)		(1,883)		1,314
Non-controlling interests	(364)		(33)		(229)
		(4,419)		(1,916)		1,085
Total comprehensive income (loss)		(2,002)		(5,385)		(1,490)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(1,635)		(5,235)		(1,231)
Non-controlling interests		(367)		(150)		(259)
Total comprehensive income (loss)		(2,002)		(5,385)		(1,490)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

								Reserves

								Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1,2]	Share capital	Treasury Shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2010	1,549	9,950	(427)	-	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093
Net income (including non-controlling interests)	-	-	-	-	-	-	2,420	-	-	-	-	2,420	(3)	2,417
Other comprehensive loss	-	-	-	-	-	-	-	(2,796)	(133)	(14)	(1,112)	(4,055)	(364)	(4,419)
Total comprehensive income (loss)	-	-	-	-	-	-	2,420	(2,796)	(133)	(14)	(1,112)	(1,635)	(367)	(2,002)
Spin-off of stainless steel assets (note 5)	-	(547)	-	-	-	(1,227)	(2,190)	-	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	8	-	-	85	-	-	-	-	-	93	-	93
Dividend	-	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(31)	(1,192)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	-	(29)	-	-	-	-	(29)	165	136
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	250	250
Other movements	-	-	-	-	-	-	1	-	-	-	-	1	89	90
Balance at December 31, 2011	1,549	9,403	(419)	-	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Net loss (including non-controlling interests)	-	-	-	-	-	-	(3,352)	-	-	-	-	(3,352)	(117)	(3,469)
Other comprehensive income (loss)	-	-	-	-	-	-	-	636	(449)	(937)	(1,133)	(1,883)	(33)	(1,916)
Total comprehensive income (loss)	-	-	-	-	-	-	(3,352)	636	(449)	(937)	(1,133)	(5,235)	(150)	(5,385)
Issuance of subordinated perpetual capital securities	-	-	-	650	-	-	(8)	-	-	-	-	642	-	642
Recognition of share based payments	-	-	5	-	-	26	-	-	-	-	-	31	-	31
Dividend	-	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(20)	(1,181)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	-	1	-	-	-	-	1	(33)	(32)
Disposal of non-controlling interests (note 3)	-	-	-	-	-	-	-	-	-	-	-	-	(140)	(140)
Other movements	-	-	-	-	-	-	(4)	-	-	-	-	(4)	31	27
Balance at December 31, 2012	1,549	9,403	(414)	650	-	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
Net loss	-	-	-	-	-	-	(2,545)	-	-	-		(2,545)	(30)	(2,575)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(666)	(110)	68	2,022	1,314	(229)	1,085
Total comprehensive income (loss)	-	-	-	-	-	-	(2,545)	(666)	(110)	68	2,022	(1,231)	(259)	(1,490)
Offering of common shares	105	608	-	-	-	1,148	-	-	-	-		1,756	-	1,756
Mandatorily convertible notes	-	-	-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
Baffinland dilution	-	-	-	-	-	-	-	-	-	-	-	-	(208)	(208)
Other changes in non-controlling interests (note 4)	-	-	-	-	-	-	722	-	-	-	-	722	402	1,124
Recognition of share based payments	-	-	-	-	-	18	-	-	-	-	-	18	-	18
Dividend	-	-	-	-	-	-	(332)	-	-	-	-	(332)	(23)	(355)
Coupon on subordinated perpetual capital securities		-	-	-	-	-	(57)	-	-	-	-	(57)	-	(57)
Other movements	-	-	-	-	-	-	63	-	-	-	-	63	18	81
Balance at December 31, 2013	1,654`	10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
1	Excludes treasury shares
2	In millions of shares
				The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)
Discontinued operations	(461)	-	-
Net income (loss) from continuing operations (including non-controlling interests)	1,956	(3,469)	(2,575)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation (notes 10, 11 and 12)	4,696	4,702	4,695
Impairment (notes 10 and 12)	331	5,035	444
Interest expense (note 20)	1,946	2,031	1,890
Interest income (note 20)	(123)	(157)	(113)
Income tax expense (benefit) (note 21)	879	(1,906)	215
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	229	(154)	15
Provisions for labor agreements and separation plans	239	306	361
Litigation provisions (reversal)	(78)	86	18
Recycling of deferred gain on raw material hedges	(600)	(566)	(92)
Net gain on disposal of subsidiaries (note 3)	-	(573)	(28)
(Income)/loss from associates, joint ventures and other investments	(612)	(158)	442
Provision on pensions and OPEB (note 25)	758	443	670
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds (note 20)	(42)	99	12
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	363	50	254
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable	(694)	1,153	115
Inventories	(3,053)	2,794	(609)
Trade accounts payable	(40)	(1,123)	1,258
Interest paid	(1,743)	(1,751)	(1,967)
Interest received	84	57	106
Taxes paid	(1,237)	(555)	(102)
Dividends received from associates, joint ventures and other investments	349	205	219
Cash contributions to plan assets and benefits paid for pensions and OPEB (note 25)	(886)	(1,162)	(709)
VAT and other amount received (paid) from/to public authorities	(302)	241	(14)
Other working capital and provisions movements	(371)	(288)	(209)
Net cash flows (used in) provided by operating activities from discontinued operations	(190)	-	-
Net cash provided by operating activities	1,859	5,340	4,296
Investing activities:
Purchase of property, plant and equipment and intangibles (includes cash outflows in connection with exploration/evaluation activities 13, 19 and 2 respectively, in 2011, 2012 and 2013).	(4,872)	(4,717)	(3,452)
(Acquisition) Disposal of net assets of subsidiaries, net of cash acquired (disposed) of 67, (477) and (48) in 2011, 2012 and 2013, respectively (Note 3)	(860)	544	34
Acquisition of associates and joint ventures	(95)	(43)	(173)
Disposals of financial assets	2,160	463	511
Other investing activities net	(872)	23	203
Cash receipt from loan to discontinued operations	900	-	-
Net cash flows used in investing activities from discontinued operations	(105)	-	-
Net cash used in investing activities	(3,744)	(3,730)	(2,877)
Financing activities:
Proceeds from mandatorily convertible bonds (note 19)	250	-	-
Proceeds from subordinated perpetual capital securities (note 19)	-	642	-
(Acquisition) disposal of non-controlling interests (Note 4)	(108)	(62)	1,100
Proceeds from short-term debt	1,547	1,685	1,172
Proceeds from long-term debt, net of debt issuance costs	7,169	4,086	76
Payments of short-term debt	(6,728)	(3,655)	(4,696)
Payments of long-term debt	(1,466)	(2,427)	(846)
Proceeds from mandatorily convertible notes (note 19)	-	-	2,222
Common stock offering	-	-	1,756
Dividends paid (includes 32, 20 and 26 of dividends paid to non-controlling shareholders in 2011, 2012 and 2013 respectively)	(1,194)	(1,191)	(415)
Other financing activities net	(17)	(97)	(128)
Net cash flows (used in) financing activities from discontinued operations	(8)	-	-
Net cash (used in) provided by financing activities	(555)	(1,019)	241
Effect of exchange rate changes on cash	(68)	(13)	19
Net increase (decrease) in cash and cash equivalents	(2,508)	578	1,679
Cash and cash equivalents:
At the beginning of the year	6,209	3,824	4,402
Cash related to discontinued operations	123	-	-
Reclassification of the period-end cash and cash equivalent to held for sale	-	-	(9)
At the end of the year	3,824	4,402	6,072
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “Operating Subsidiaries”. The consolidated financial statements were initially authorized for issuance on February 25, 2014 by the Company’s Board of Directors.

The Company has re-issued previously issued consolidated financial statements for the three year period ended December 31, 2013 and retrospectively adjusted them to reflect the changes in reportable segments. The Company has not adjusted for any other matters between the date of initial issuance and August 4, 2014, the date that these financial statements were re-issued.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Adoption of new IFRS standards, amendments and interpretations applicable in 2013

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRS 13 “Fair Value Measurement” (with prospective application after January 1, 2013) and the amendments to IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” as issued by the IASB on May 13, 2011, all effective for annual periods beginning on or after January 1, 2013. On January 1, 2013, the Company also adopted IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, as issued by the IASB on October 19, 2011 and the amendments to IFRS 7 “Financial Instruments: Disclosures”,  both effective for annual periods beginning on or after January 1, 2013. In addition, ArcelorMittal adopted the amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013, both issued by the IASB on June 16, 2011.

•     IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 “Consolidated and Separate Financial Statements”.

•     IFRS 11 provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. It replaces IAS 31 “Interests in Joint Ventures”.

•     IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•       IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements.

•     Amendments to IAS 27 were made in connection with the previous new issued standards and reduced the scope of IAS 27 which now only deals with the requirements for separate financial statements. Requirements for consolidated financial statements are now contained in IFRS 10. These amendments require that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9.

•     Amendments to IAS 28 supersede IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. These amendments define 'significant influence' and provide guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

•     Amendments to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income.

•     Amendment to IFRS 7 includes new disclosures requirements regarding the offsetting of financial assets and financial liabilities.

•     Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

•     IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

On January 1, 2013, the Company also adopted various amendments to the following standards published by the IASB on May 17, 2012 in the framework of Annual Improvements 2009-2011 as part of its annual improvements process:

•         IAS 1 “Presentation of Financial Statements”, provides clarification of the requirements for comparative information

•         IAS 16 “Property, Plant & Equipment”, provides additional guidance on the classification of spare parts, stand-by equipment and servicing equipment

•         IAS 32 “Financial Instruments: Presentation”, clarifies the accounting for the tax effect of a distribution to holders of equity instruments in accordance with IAS 12 “Income Taxes”

•         IAS 34 “Interim Financial Reporting”, clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 “Operating Segments”

•         IFRS 1 “First-time adoption of International Financial Reporting Standards”

In addition, the Company adopted on January 1, 2013 the amendments to IFRS 10, IFRS 11 and IFRS 12 published by the IASB on June 28, 2012. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company applied transition relief as described above with respect to the adoption of IFRS 12 but it did not apply such relief for the adoption of IFRS 10 and IFRS 11.

On May 29, 2013, the IASB published amendments to IAS 36 “Impairment of Assets”, which reduces the circumstances in which the recoverable amount of assets of cash-generating units is required to be disclosed, clarifies the required disclosures and introduces an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present valuation technique. As of January 1, 2013, the Company early adopted these amendments, which are effective for annual periods beginning on or after January 1, 2014.

The adoption of the amendments to IAS 19 significantly impacted the financial statements of the Company. In connection with the adoption of  IFRS 11 and the amendments to IAS 19, note 30 of the consolidated financial statements presents the transition from the statements of financial position as previously reported to the recast statements of financial position at December 31, 2011 and 2012 and the transition from the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and  the statements of cash flows  as reported to the recast statements for the years ended  December 31, 2011 and 2012. The adoption of the other new standards, amendments and interpretation did not have any material impact on the Company’s financial statements.

New IFRS standards and interpretations applicable from 2014 onward

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 (as revised in 2010) introduces new requirements for classifying and measuring financial instruments, including:

•     The replacement of the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

•     The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value.

•     The replacement of the cost exemption for unquoted equity instruments and derivatives on unquoted equity instruments with guidance on when cost may be an appropriate estimate of fair value.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On November 19, 2013, the IASB published an amendment to IFRS 9 “Financial Instruments” incorporating the new hedge accounting model. This amendment removed the mandatory effective date of IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of which are due to be finalized in 2014. The effective date of application of IFRS 9 is pending until finalization of the impairment and classification and measurement requirements by IASB. Early adoption of the standard is permitted. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of this new standard.

On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

On October 31, 2012 the IASB published amendments to IFRS 10, IFRS 12 and IAS 27. The amendments apply to a particular class of business that qualifies as investment entities. Investment entity refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organizations, venture capital organizations, pension funds, sovereign wealth funds and other investment funds.

           Under IFRS 10, reporting entities are required to consolidate all investees that they control (i.e. all subsidiaries). The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss.  The amendments also set out disclosure requirements for investment entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

On May 20, 2013, the IASB issued IFRIC Interpretation 21 “Levies”, which clarifies that an entity should recognize a liability for a levy only when the activity that triggers a payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of this new interpretation is not expected to have any material impact on the financial statements of the Company.

On June 27, 2013, the IASB published amendments to IAS 39 “Financial Instruments: Recognition and Measurement”, according to which there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

On November 21, 2013, the IASB published amendments to IAS 19 “Employee Benefits”, which clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the numbers of years of service. These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

On December 12, 2013, the IASB published Annual Improvements 2010-2012 as part of its annual improvements process to make amendments to the following standards:

•     IFRS 2 “Share-based Payment”, amends the definition of vesting condition and market condition and adds definitions for performance condition and service condition

•     IFRS 3 “Business Combinations”, provides additional guidance for accounting for contingent consideration in a business combination

•     IFRS 8 “Operating Segments”, provides clarification of the requirements for the aggregation of operating segments and the reconciliation of the total of the reportable segments’ assets to the entity’s assets

•     IFRS 13 “Fair Value Measurement”, provides additional guidance for the measurement of short-term receivables and payables

•     IAS 16 “Property, Plant and Equipment”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

•     IAS 24 “Related Party Disclosure”, provides additional guidance for the definition of key management personnel

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•     IAS 38 “Intangible Assets”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

Also, on December 12, 2013, the IASB published Annual Improvements 2011-2013 as part of its annual improvements process to make amendments to the following standards:

•     IFRS 1 “First-time Adoption of International Financial Reporting Standards”, provides additional guidance for the effectiveness of IFRSs

•     IFRS 3 “Business Combinations”, clarifies the scope of exception for joint arrangements

•     IFRS 13 “Fair Value Measurement”, clarifies the scope of paragraph 52 (portfolio exception)

•     IAS 40 “Investment Property”, provides clarification of the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

Except for the amendments to IAS 36 “Impairment of Assets” that was early adopted on January 1, 2014, the Company does not plan to early adopt any of the new accounting standards, amendments and interpretations.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and joint arrangements. Subsidiaries are consolidated from the date the Company obtains control (ordinarily the date of acquisition) until the date control ceases. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The consolidated financial statements include the Company’s share of the profit or loss of associates and joint ventures using the equity method of accounting from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity. For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

 Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 17, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

Inter-company balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from inter-company transactions are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the consolidated statements of operations, in the consolidated statements of other comprehensive income and within equity in the consolidated statements of financial position.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

Business combinations

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to ArcelorMittal. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company measures goodwill at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed.

In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired and liabilities assumed. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (bargain purchase) is recognized immediately as a reduction of cost of sales in the consolidated statements of operations.

Any contingent consideration payable is recognized at fair value at the acquisition date and any costs directly attributable to the business combination are expensed as incurred.

Accounting for acquisitions of non-controlling interests

Acquisitions of non-controlling interests, which do not result in a change of control, are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas, ArcelorMittal Mines Canada, ArcelorMittal Point Lisas, ArcelorMittal Temirtau and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro. In 2013, ArcelorMittal Brasil, ArcelorMittal Dofasco and ArcelorMittal Montreal changed their functional currency from U.S. dollar to their local currency.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related transaction gains and losses are reported within financing costs in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statements of comprehensive income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary or associate.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, escrow accounts created as a result of acquisitions, and various other deposits or required balance obligations related to

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the consolidated statements of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a reasonable estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recognized as gains in selling, general and administrative expenses.

ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable overdue by more than 180 days because historical experience is such that such receivables are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Estimated unrecoverable amounts of trade receivables between 60 days and 180 days overdue are provided for based on past default experience.

Trade accounts payable

Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight and shipping and handling costs. In accordance with IAS 2 “Inventories”, interest charges, if any on purchases have been recorded as financing costs.  Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Goodwill

Goodwill arising on an acquisition is recognized as previously described within the business combinations section.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable.

Whenever property plant and equipment is tested for impairment at the same time as goodwill, the property, plant and equipment is tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts of the groups of cash-generating units are determined as the higher of (1) fair value less cost to sell or (2) value in use. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years for steel operations and over the life of the mines for mining operations. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by the State or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of depreciation.

Biological assets

Biological assets are part of the Brazil operating segment and consist of eucalyptus forests exclusively from renewable plantations and intended for the production of charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices.

Stripping and overburden removal costs

In open pit and underground mining operations, it is necessary to remove overburden and other waste materials to access the deposit from which minerals can be extracted. This process is referred to as stripping. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

A mine can operate several open pits that are regarded as separate operations for the purpose of mine planning and production. In this case, stripping costs are accounted for separately, by reference to the ore extracted from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning and production, stripping costs are aggregated too.

The determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

•         If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

•         If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

•         If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.

•         If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

•         If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

The relative importance of each factor is considered by local management to determine whether, on balance, the stripping costs should be attributed to the individual pit or to the combined output from the several pits.

Developmental stripping costs contribute to the future economic benefits of mining operations when the production begins and so are capitalized as tangible assets (construction in progress), whereas production stripping is a part of on-going activities and commences when the production stage of mining operations begins and continues throughout the life of a mine.

Capitalization of developmental stripping costs ends when the commercial production of the minerals commences.

Production stripping costs are incurred to extract the ore in the form of inventories and / or to improve access to an additional component of an ore body or deeper levels of material. Production stripping costs are accounted for as inventories as per IAS 2 “Inventories” to the extent the benefit from production stripping activity is realized in the form of inventories. Production stripping costs are recognized as a non-current asset (“stripping activity assets”) to the extent it is probable that future economic benefit in terms of improved access to ore will flow to the Company, the components of the ore body for which access

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

has been improved can be identified and the costs relating to the stripping activity associated with that component can be measured reliably.

All stripping costs assets (either stripping activity assets or capitalized developmental stripping costs) are presented within a specific “mining assets” class of property, plant and equipment and then depreciated on a units-of-production basis.

Exploration and evaluation expenditure

Exploration and evaluation activities involve the search for iron ore and coal resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include:

•         researching and analyzing historical exploration data;

•         conducting topographical, geological, geochemical and geophysical studies;

•         carrying out exploratory drilling, trenching and sampling activities;

•         drilling, trenching and sampling activities to determine the quantity and grade of the deposit;

•         examining and testing extraction methods and metallurgical or treatment processes; and,

•         detailed economic feasibility evaluations to determine whether development of the reserves is commercially justified and to plan methods for mine development.

Exploration and evaluation expenditure is charged to the consolidated statements of operations as incurred except in the following circumstances, in which case the expenditure is capitalized: (i) the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition; or (ii) when management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation expenditures are generally recorded as a component of property, plant and equipment at cost less impairment charges, unless their nature requires them to be recorded as an intangible asset. As the asset is not available for use, it is not depreciated and all capitalized exploration and evaluation expenditure is monitored for indications of impairment. To the extent that capitalized expenditure is not expected to be recovered it is recognized as an expense in the consolidated statements of operations.

Cash flows associated with exploration and evaluation expenditure are classified as operating activities when they are related to expenses or as an investing activity when they are related to a capitalized asset in the consolidated statements of cash flows.

Development expenditure

Development is the establishment of access to the mineral reserve and other preparations for commercial production. Development activities often continue during production and include:

•         sinking shafts and underground drifts (often called mine development);

•         making permanent excavations;

•         developing passageways and rooms or galleries;

•         building roads and tunnels; and

•         advance removal of overburden and waste rock.

Development (or construction) also includes the installation of infrastructure (e.g., roads, utilities and housing), machinery, equipment and facilities.

When proven reserves are determined and development is approved, expenditures capitalized as exploration and evaluation are reclassified as construction in progress and are reported as a component of property, plant and equipment. All subsequent development expenditures are capitalized and classified as construction in progress. On completion of development, all assets included in construction in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Cost includes all related costs directly attributable to the acquisition or construction of the asset. Except for the land, the property, plant and equipment are depreciated using the straight-line method over the useful lives of the related assets as presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Property plant & equipment	15 to 30 years
Auxiliary facilities	15 to 30 years
Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Mining assets comprise:

•         Mineral rights acquired;

•         Capitalized developmental stripping (as described above in “Stripping and overburden removal costs”).

Property, plant and equipment used in mining activities is depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are primarily depreciated on a units-of-production basis. A unit-of-production is based on the available estimate of proven and probable reserves.

Capitalization of pre-production expenditures cease when the mining property is capable of commercial production as it is intended by management. General administration costs that are not directly attributable to a specific exploration area are charged to the consolidated statements of operations.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related class of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized if the borrowing cost is directly attributable to the construction. Gains and losses on retirement or disposal of assets are recognized in the cost of sales.

Property, plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the consolidated statements of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset.

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment. Subsequent ARO, when reliably measurable, is recorded on the statements of financial position increasing the cost of the asset and the fair value of the related obligation.

Lease arrangements

The Company may enter into arrangements that do not take the legal form of a lease, but may contain a lease. This will be the case if the following two criteria are met:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         The fulfillment of the arrangement is dependent on the use of a specific asset and

•         The arrangement conveys a right to use the asset.

Assets under lease arrangements which transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases. On initial recognition, the leased asset and its related liability are measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset while the minimum lease payments are apportioned between financing costs and reduction of the lease liability.

Assets held under lease arrangements that are not finance leases are classified as operating leases and are not recognized in the statements of financial position. Payments made under operating leases are recognized in cost of sales in the statements of operations on a straight-line basis over the lease terms.

Investment in associates, joint arrangements and other entities

Investments in associates, in which ArcelorMittal has the ability to exercise significant influence, and investments in joint ventures, in which ArcelorMittal exercises joint control and has rights to the net assets of the arrangement, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and any impairment incurred.

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in income (loss) from associates, joint ventures and other investments in the consolidated statements of operations.

For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss recognized in the consolidated statements of other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Assets held for sale and distribution

Non-current assets and disposal groups that are classified as held for sale and distribution are measured at the lower of carrying amount and fair value less costs to sell or to distribute. Assets and disposal groups are classified as held for sale and for distribution if their carrying amount will be recovered through a sale or a distribution transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale or distribution in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale and distribution are presented separately on the consolidated statements of financial position and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed or determinable contributions to external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. Contributions are expensed as incurred consistent with the recognition of wages and salaries. No provisions are established with respect to defined contribution plans as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each fiscal year end.

The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Current service cost, which is the increase of the present value of the defined benefit obligation resulting from the employee service in the current period, is recorded as an expense as part of cost of sales and selling, general and administrative expenses in the consolidated statements of operations. The net interest cost, which is the change during the period in the net defined benefit liability or asset that arises from the passage of time, is recognized as part of net financing costs in the consolidated statements of operations. The yield on high-quality corporate bonds is determining the discount rate.

The Company recognizes gains and losses on the curtailment of a defined benefit plan when the curtailment occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, any change in the present value of the defined benefit obligation, any related actuarial gains and losses and past service cost that had not been previously recognized. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment. Past service cost is recognized immediately in the consolidated statements of operations in the period in which it arises.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Liabilities for early retirement plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the consolidated statements of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the consolidated statements of operations.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the consolidated statements of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Environmental costs

Environmental costs that relate to current operations or to an existing condition caused by past operations, and which do not contribute to future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the consolidated statements of financial position date.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to enable all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2:  Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

Derivative financial instruments

See the critical accounting judgments section of this note.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported in the statements of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an average cost method.

Investments in privately held companies that are not considered equity method investments and for which fair value is not readily determinable are carried at cost less impairment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the consolidated statements of operations is removed from equity and recognized in the consolidated statements of operations.

Financial assets are tested for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is recognized in the consolidated statements of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Subordinated perpetual capital securities

Subordinated perpetual capital securities issued by the Company are classified as equity as the Company has no contractual obligation to redeem the securities and coupon payment may be deferred under certain circumstances. Coupons become payable whenever the Company makes dividend payments. Coupon accruals are considered in the determination of earnings for the purpose of calculating earnings per share.

Mandatorily convertible notes

Mandatorily convertible notes issued by the Company are accounted for as compound financial instruments. The net present value of the coupon payments at issuance date is recognized as long-term obligation and carried at amortized cost. The value of the equity component is determined based upon the difference of the cash proceeds received from the issuance of the notes and the net present value of the financial liability component on the date of issuance and is included in equity.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess rights are recognized in cost of sales in the consolidated statements of operations.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Shipping and handling costs

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains, losses on foreign exchange contracts and transactions and accretion of long-term liabilities and defined benefit obligations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Net income attributable to ordinary shareholders takes into consideration dividend rights of preferred shareholders such as holders of subordinated perpetual capital securities. Diluted earnings per share is computed by dividing income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect.

Equity settled share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options and restricted share units. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options and restricted share units, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. For the restricted share units, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.

Segment reporting

ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil and neighboring countries (“Brazil”)), Europe, ACIS, and Mining.

The Company is organized in five operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the group management board “GMB”.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual operating segments or geographical areas.

Geographical information, by country or region, is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. Unless otherwise stated in the table heading as a segment disclosure, these disclosure are specific to the country or region stated. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these consolidated financial statements are provided below.

Purchase accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•        The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•        Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•        The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•        Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•        Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

Deferred tax assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 21 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post-employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•         Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•         Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•         Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.

Actuarial gains or losses resulting from experience and changes in assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 25 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Environmental and other contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of tangible and intangible assets, including goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2013, the Company determined it has 69 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill is allocated at the level of the Company’s five operating segments (eight operating segments as of October 31, 2013); the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. As of January 1, 2014, the Company implemented changes to its organizational structure and its internal reporting which has a greater geographical focus. The operating segments have been changed to NAFTA, Brazil, Europe, ACIS and Mining to reflect the new structure. The goodwill impairment test as of October 31, 2013 reflects the historical structure of the Company (eight operating segments) as of the testing date. See note 27 for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The recoverable amounts of the groups of cash-generating units are determined from the higher of their net selling prices (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS AND DIVESTMENTS

Acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. Goodwill recognized through the acquisitions discussed below is primarily attributable to potential strategic and financial benefits expected to be realized associated with future revenue growth and access to new markets.

Significant acquisitions made and finalized during the years ended December 31, 2011, 2012 and 2013 include:

Baffinland

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused on the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned 70% by ArcelorMittal and 30% by Nunavut Iron Ore Acquisition Inc. (“Nunavut Iron Ore”). The stake held in Baffinland increased to 93.66% on February 18, 2011 following an extension of the offer and the acquisition of 100% was completed on March 26, 2011 as a result of the repurchase of the remaining 6.34% non-controlling interests (see note 4). Following these transactions, the Company held a 70% stake in Baffinland. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which 362 paid in cash by ArcelorMittal and 166 paid by Nunavut Iron Ore (of which 105 in cash and 61 in shares). The transaction costs relating to this acquisition amounted to 5 and were recorded as selling, general and administrative expenses in the consolidated statements of operations. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 596 and total liabilities of 71. The acquired assets included 447 assigned to iron ore mining reserves and 82 assigned to exploration for and evaluation of mineral resources. The resulting final goodwill amounted to 38. The revenue and the net result consolidated in 2011 amounted to nil and (5), respectively. During 2013, the Company decreased its shareholding in Baffinland (see note 13 and divestments section below).

Cognor

On May 4, 2011, ArcelorMittal acquired from Cognor Group certain of its assets located in Poland, including property, plant and equipment, inventory, related operating processes and the workforce in order to strengthen its market presence in Poland. The total consideration paid for this acquisition was 67. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 68 and total liabilities of 1. The acquired assets included 41 assigned to land and buildings, 12 assigned to machinery and equipment and 12 assigned to inventories. There was no goodwill related to this acquisition.

Prosper

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellschaft (“RAG”) the Prosper coke plant, located in Bottrop, Germany in order to reduce external sourcing of coke. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The total consideration paid for this acquisition was 205. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 309 and total liabilities of 86. The acquired assets and assumed liabilities included 145 assigned to the coke plant, 98 assigned to coke and coking coal inventories, 22 assigned to the investment in Arsol, 44 assigned to environmental and asset retirement obligations and 27 assigned to unfavorable contracts with a residual maturity of 8 years. The acquisition resulted in a bargain purchase of 18 and was recorded in operating income.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ATIC Services SA

On December 5, 2011, the Company acquired a controlling stake of 33.4% interest in its associate ATIC Services SA (“ATIC”) thereby increasing its 42.4% holding to 75.8% for a total cash consideration of 34 (76 net of cash acquired of 42). ATIC is a leading European provider of logistic services in relation with the coal industry headquartered in France. This acquisition will enable the Company to optimize the logistic chain in relation with the coal supply. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 348 and total liabilities of 143. The acquired assets included property, plant and equipment such as fleet, cranes, handling equipment, land and buildings for 113, investments accounted for under equity method for 136 and trade receivables for 55. The resulting final gain from this bargain purchase amounted to 6 and is due to the global weak macroeconomic environment. The revenue and the net result consolidated in 2011and 2012 amounted to 239 and 10, respectively.

Nikmet

On December 7, 2011, the Company acquired 100% of Stevedoring Company Nikmet Terminals (“Nikmet”) for a total cash consideration of 23 (including 5 of outstanding debt). Nikmet handles steel exports in the port of Nikolaev in southern Ukraine with a throughput capacity of 2 million tons per year. This acquisition will assure sea access, optimize logistics and cost savings for the Company’s operations in Ukraine. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 16 and total liabilities of 3. The acquired assets included a favorable harbor facilities rental agreement for 9 and various harbor equipment for 4. The resulting final goodwill amounted to 10. The revenue and the net result consolidated in 2011and 2012 amounted to 12 and 4, respectively.

DJ Galvanizing

On January 11, 2013, ArcelorMittal acquired control of the joint operation DJ Galvanizing, a hot dip galvanizing line located in Canada, through the acquisition of the 50% interest held by the other joint operator. The total consideration paid was 57. The Company recognized in cost of sales a gain of 47 relating to the fair valuation of the previously held 50% interest. DJ Galvanizing is part of the NAFTA reportable segment. The revenue and the net result consolidated in 2011, 2012 and 2013 amounted to 18, 17 and 21 and (1), (2) and (3), respectively.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2011 that were finalized during the year ended December 31, 2011 and 2012, and for significant acquisitions made in 2013:

	2011					2013
	Baffinland	Prosper	Cognor	ATIC	Nikmet	DJ Galvanizing
Current assets	6	140	12	85	3	2
Property, plant & equipment	12	145	53	113	4	112
Mining rights	447	-	-	-	-	-
Intangible assets	82	2	3	1	9	-
Other assets	49	22	-	149	-	-
Total assets acquired	596	309	68	348	16	114
Current liabilities	9	4	-	82	1	-
Long-term debt	-	-	-	16	-	-
Other long-term liabilities	1	74	-	36	-	-
Deferred tax liabilities	61	8	1	9	2	-
Total liabilities assumed	71	86	1	143	3	-
Total net assets	525	223	67	205	13	114
Non-controlling interests	35 [1]	-	-	60	-	-
Total net assets acquired	490	223	67	145	13	114
Previously held equity interests	-	-	-	105	-	10
Cash paid to stockholders, gross	553	205	67	76	18	57
Cash acquired	(25)	-	-	(42)	-	-
Debt outstanding on acquisition	-	-	-	-	5	-
Purchase price, net	528	205	67	34	23	57
Goodwill	38	-	-	-	10	-
Bargain purchase		(18)		(6)		(47)[2]

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1                The Company acquired the remaining non-controlling interests on March 26, 2011 (see note 4).

2                The amount is related to the fair valuation of the previously held 50% interest.

Divestments

On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in North America, Skyline Steel, to Nucor Corporation for a total net cash consideration of 674 including final working capital adjustment. Skyline Steel was part of the Europe reportable segment (formerly part of Distribution Solutions at the date of disposal). The net assets sold include a portion of the goodwill allocated to the Europe segment for 55. The gain on disposal of 331 was recognized in cost of sales.

On July 24, 2012, ArcelorMittal signed an agreement to sell its 48.1% stake in Paul Wurth to SMS GmbH for a total cash consideration of 388 (cash outflow of 89 net of cash disposed of). Paul Wurth is an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors. Paul Wurth was a consolidated subsidiary included in the ACIS reportable segment at the date of disposal. The net assets sold include a portion of the goodwill allocated to ACIS for 42. The Company also reclassified from other comprehensive income to the statements of operations a positive foreign exchange translation difference amounting to 25.The gain on disposal of 242 was recognized in cost of sales.

On February 20, 2013, ArcelorMittal decreased its shareholding in Baffinland from 70% to 50% following a joint operation agreement signed with Nunavut Iron Ore. In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights. As a result of the joint operating agreement, ArcelorMittal has derecognized the assets (including a portion of the goodwill allocated to the Mining segment for 91), liabilities and non-controlling interests for 508. The Company recognized an aggregate amount of 531 including 139 for the cash consideration received (50% of total consideration of 278) and 392 for its 50% interest in the fair value of Baffinland’s assets and liabilities. The resulting difference was a gain of 23 recorded in cost of sales. On October 1, 2013, ArcelorMittal and Nunavut Iron Ore structured the joint arrangement as a joint venture. As a result, the Company derecognized its 50% interest in the assets and liabilities of Baffinland and accounted for its investment under the equity method (see note 13).

In the framework of a strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, the Company completed the sale of a 21% controlling stake in ArcelorMittal Annaba to Sider for a nil cash consideration on December 17, 2013. ArcelorMittal Annaba is an integrated steel plant in Algeria producing both flat and long steel products in El Hadjar, Annaba. As a result of the sale, ArcelorMittal’s stake decreased from 70% to 49% and the Company accounted for its remaining interest under the equity method. At the date of disposal, ArcelorMittal Annaba was included in the Europe reportable segment. The Company derecognized net liabilities of 24 (including 38 of cash disposed of). The gain on disposal of 5 was recognized in cost of sales. The strategic agreement foresees also the sale of a controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. At December 31, 2013, the related assets and liabilities were classified as held for sale (see note 5).

The table below summarizes the divestments made in 2012 and 2013:

	2012		2013
	Skyline Steel	Paul Wurth	ArcelorMittal Annaba
Current assets	365	794	301
Property, plant and equipment	48	58	122
Intangible assets	6	15	-
Other assets	7	59	24
Total assets	426	926	447
Current liabilities	137	545	263
Other long-term liabilities	1	109	208
Non-controlling interests	-	3	-
Total liabilities	138	657	471
Total net assets (liabilities)	288	269	(24)
Non-controlling interests	-	140	(7)
Allocated goodwill	55	42	-
% of net assets sold	100%	100%	21%
Total net assets (liabilities) disposed of	343	171	(5)
Cash consideration received	674	388	-
Reclassification of foreign exchange translation difference	-	25	-
Gain on disposal	331	242	5

	2013
	Baffinland
Current assets	14
Property, plant and equipment	628
Intangible assets	82
Other assets	30
Total assets	754
Current liabilities	15
Other long-term liabilities	114
Total liabilities	129
Total net assets	625
Non-controlling interests	208
Allocated goodwill	91
Total net assets derecognized	508
Cash consideration received	139
Fair value of assets derecognized	392
Gain on disposal	23

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, there were changes in the Company’s non-controlling interests during 2011, 2012 and 2013.

Ambalaj

On February 28, 2011, ArcelorMittal acquired the remaining 25% non-controlling stake in ArcelorMittal Ambalaj (Turkey) for a total consideration of 10. The Company now owns 100% of this subsidiary.

Baffinland

On March 26, 2011, the Company acquired the remaining 6.34% non-controlling stake in Baffinland through a court approved plan of arrangement. The total consideration for the transaction was 39 of which 25 paid by ArcelorMittal. The transaction resulted in a reduction of non-controlling interests of 35. In accordance with IFRS 3 (revised) and IAS 27 (revised), the Company recorded a decrease of 4 directly in equity.

Following a joint operation agreement signed with Nunavut Iron Ore on February 20, 2013, ArcelorMittal accounted for its 50% interest in the assets and liabilities of Baffinland.  Accordingly, ArcelorMittal discontinued the recognition of non-controlling interests (see note 3).

Alliance Metal

On May 15, 2012, the Company acquired the remaining 33.98% non-controlling stake in Alliance Metal, a steel processor based in France (Europe segment). The cash consideration paid was 10. The Company recorded a decrease of 17 directly in equity.

PUW

On October 17, 2012, the Company acquired the remaining 39.46% non-controlling stake in Przedsiebiorstwo Uslug Wodociagowych HKW (“PUW”) in Poland (Europe segment). The cash consideration paid was 10. The Company recorded a decrease of 1 directly in equity.

Manchester Tubos

On October 31, 2012, the Company acquired the remaining 30% non-controlling stake in Manchester Tubos, a steel processor based in the Brazil segment. The total consideration was 12, of which 7 paid at December 31, 2012. The Company recorded an increase of 19 directly in equity.

ArcelorMittal Mines Canada

On December 31, 2012, ArcelorMittal signed an agreement pursuant to which ArcelorMittal Mines Canada Inc. (“AMMC”), a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”) created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

On March 15, 2013 and May 30, 2013, the consortium, which also includes certain financial investors, completed the acquisition of a 15% interest in the joint ventures for total consideration of 1,100 in cash settled in two installments of 810 and 290 for an 11.05% interest and a 3.95% interest, respectively. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests. Upon completion of the sale, the Company recognized non-controlling interests for 374 and an increase of 726 directly in equity.

ArcelorMittal Liberia

On September 10, 2013, non-controlling interests in ArcelorMittal Liberia decreased from 30% to 15% following a capital increase in which the government of Liberia was diluted. As a result of the dilution, the Company recorded a decrease of 4 directly in equity.

	2011
	Baffinland	Ambalaj	Total
Non-controlling interests	35	10	45
Cash paid, net	35	10	45
Debt outstanding on acquisition	4	-	4
Purchase price, net	39	10	49
Adjustment to equity attributable to the equity holders of the parent	(4)	-	(4)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2012
	Alliance Metal	Manchester Tubos	PUW	Total
Non-controlling interests	(7)	31	9	33
Cash paid, net	10	7	10	27
Debt outstanding on acquisition	-	5	-	5
Purchase price, net	10	12	10	32
Adjustment to equity attributable to the equity holders of the parent	(17)	19	(1)	1

	2013
	AMMC	ArcelorMittal Liberia	Total
Non-controlling interests	(374)	(28)	(402)
Purchase price (selling price), net	(1,100)*	(24)	(1,124)
Adjustment to equity attributable to the equity holders of the parent	726	(4)	722
* Selling price was settled in cash

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until ten business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental Group Company Ltd (“China Oriental”).

On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000.

On December 18, 2012, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2014. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 949 (net of tax and fees) and debt for 49. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 65 and was recognized as financing costs in the consolidated statements of operations.

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016.

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE AND FOR DISTRIBUTION

Assets and liabilities held for sale

Following the strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, the Company will sell to Sider in 2014 a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. Accordingly, the Company classified the related assets and liabilities as held for sale at December 31, 2013. ArcelorMittal Tebessa was part of the Mining reportable segment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of 169 (including 21 of external debt), of which 55 for equity and 114 for the net debt outstanding in the subsidiaries being purchased on the closing date. These various entities were part of the Europe reportable segment (formerly part of Distribution Solutions). The Company expects to close the transaction during the second quarter of 2014. At December 31, 2013, the Company wrote the carrying amount down to the net proceeds from the sale by 152 and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of 152 is included in income from associates, joint ventures and other investments for 111 with respect to the 50% interest in Kiswire ArcelorMittal Ltd. and in cost of sales for 41 with respect to subsidiaries included in the transaction. The fair value measurement of the steel cord business was determined using the contract price, a Level 3 unobservable input.

Also, on December 9, 2013, ArcelorMittal signed an agreement with Bekaert Group (“Bekaert”) to extend its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal agreed to sell to Bekaert 73% of its wire business in ArcelorMittal Costa Rica and Cimaf Cabos, a cable business in Osasco (Sao Paulo) Brazil, currently a branch of Belgo Bekaert Arames (“BBA”). BBA is a consolidated entity in which ArcelorMittal holds a 55% controlling interest. These two businesses were part of the Brazil reportable segment. The total consideration of 23 will be settled through the acquisition by ArcelorMittal of a non-controlling stake in the Ideal Alambrec Ecuador wire plant owned by Bekaert.

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	ArcelorMittal Tebessa	Bekaert	Steel cord business	Total
ASSETS
Current assets:
Cash and cash equivalents	-	-	9	9
Trade accounts receivable and other	2	8	52	62
Inventories	25	18	26	69
Prepaid expenses and other current assets	1	-	4	5
Total current assets	28	26	91	145
Non-current assets:
Intangible assets	-	-	9	9
Property, plant and equipment	17	14	49	80
Investments in associates and joint ventures	-	-	54	54
Deferred tax assets	3	-	-	3
Other assets	-	-	1	1
Total non-current assets	20	14	113	147
Total assets	48	40	204	292

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	-	-	20	20
Trade accounts payable and other	8	7	28	43
Accrued expenses and other liabilities	2	2	2	6
Income tax liabilities	1	-	-	1
Total current liabilities	11	9	50	70
Non-current liabilities:
Long-term debt, net of current portion	-	-	5	5
Long-term provisions	7	-	1	8
Total non-current liabilities	7	-	6	13
Total liabilities	18	9	56	83

 Assets and liabilities held for distribution

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Following the approval by ArcelorMittal’s board on December 7, 2010, to spin-off Aperam, the results of the stainless steel operations have been presented as discontinued operations.

The table below provides details of the amounts presented in the consolidated statements of operations with respect to discontinued operations:

Consolidated statements of operations for the year ended December 31,
2011
Sales	471
Cost of sales	415
Gross margin	56
Selling, general and administrative	19
Operating income (loss)	37
Income from investments in associates and joint ventures	-
Financing costs - net	421
Income (loss) before taxes	458
Income tax expense (benefit)	(3)
Net income (loss) (including non-controlling interests)	461

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

The Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets and liabilities held for distribution at December 7, 2010. The fair value of these assets was estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, at December 7, 2010, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively. There were no subsequent changes in the fair value less cost to distribute on the spin-off date as of January 25, 2011.

The table below provides details of the amounts presented in the consolidated statements of other comprehensive income with respect to discontinued operations:

Statements of other comprehensive income for the year ended December 31,
2011
Net income (including non-controlling interests)	461
Available-for-sale investments:
Gain (loss) arising during the period	(11)
Reclassification adjustments for (gain) loss included in the statements of operations	(28)
(39)
Derivative financial instruments:
Gain (loss) arising during the period	(1)
(1)
Exchange differences arising on translation of foreign operations:
Gain arising during the period	23
Reclassification adjustments for (gain) included in the statements of operations	(391)
(368)
Total Comprehensive income	53

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 6: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31,
	2012	2013
Cash at bank	3,823	4,241
Term deposits	523	597
Money market funds[1]	56	1,234
Total	4,402	6,072

1Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.

Restricted cash of 138 and 160 included a cash deposit of 75 and 75 in connection with the mandatory convertible bonds (see note 19) and a guarantee deposit of 52 and 53 related to a bank debt of an associate at December 31, 2012 and December 31, 2013, respectively.

NOTE 7: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2012	2013
Gross amount	5,287	5,104
Allowance for doubtful accounts	(202)	(218)
Total	5,085	4,886

The carrying amount of the trade accounts receivable and other approximates fair value. Before granting credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2012	2013
NAFTA	377	318
Brazil	799	850
Europe	3,450	3,195
ACIS	274	310
Mining	184	208
Other activities	1	5
Total	5,085	4,886

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2012	2013
Europe	3,088	2,881
North America	520	451
South America	811	863
Africa & Asia	567	539
Middle East	99	152
Total	5,085	4,886

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2012			2013
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,162	(34)	4,124	4,000	(40)	3,960
Overdue 0-30 days	651	(6)	645	477	(1)	476
Overdue 31-60 days	110	(2)	108	159	(3)	156
Overdue 61-90 days	57	(3)	54	99	(4)	95
Overdue 91-180 days	83	(7)	76	78	(4)	74
More than 180 days	224	(150)	78	291	(166)	125
Total	5,287	(202)	5,085	5,104	(218)	4,886

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
269	24	(59)	(5)	229

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
229	64	(71)	(20)	202

Balance as of December 31, 2012	Additions	Deductions/ Releases	Others	Balance as of December 31, 2013
202	69	(45)	(8)	218

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions referred to as True Sale of Receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2011, 2012 and 2013 was 35.3 billion, 33.9 billion and 35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized within net financing costs in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 were 152, 182 and 172, respectively.

NOTE 8: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,427 and 1,495 as of December 31, 2012 and  2013, respectively, are comprised of the following:

	December 31,
	2012	2013
Finished products	6,345	6,523
Production in process	4,096	4,350
Raw materials	6,668	6,590
Manufacturing supplies, spare parts and other	1,894	1,777
Total	19,003	19,240

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The amount of inventory pledged as collateral was 11 and nil as of December 31, 2012 and 2013, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
1,295	1,400	(1,093)	(60)	1,542

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
1,542	1,225	(1,352)	12	1,427

Balance as of December 31, 2012	Additions	Deductions/ Releases	Others	Balance as of December 31, 2013
1,427	821	(745)	(8)	1,495

The amount of write-down of inventories to net realizable value recognized as an expense was 1,400, 1,225 and 821 in 2011, 2012 and 2013, respectively, and was reduced by 1,093, 1,352 and 745 in 2011, 2012 and 2013, respectively, due to normal inventory consumption.

NOTE 9: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, prepaid expenses and other receivables and other, which is made up of advances to employees, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2012	2013
VAT receivables	1,409	1,412
Income tax receivable	384	310
Revaluation of derivative financial instruments	286	64
Prepaid expenses and other receivables	582	539
Collateral related to the put agreement on China Oriental [1]	-	381
Other	493	669
Total	3,154	3,375

1  The collateral related to the put agreement on China Oriental has been classified as other current assets as the arrangement matures on April 30, 2014 (see note 15).

NOTE 10: GOODWILL AND INTANGIBLE ASSETS

The carrying amounts of goodwill and intangible assets are summarized as follows:

	2012	2013
Goodwill on acquisitions	8,164	7,735
Concessions, patents and licenses	647	570
Customer relationships and trade marks	581	411
Other	189	18
Total	9,581	8,734

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The intangible assets are summarized as follow:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2011	1,088	1,615	985	3,688
Acquisitions	49	-	23	72
Disposals	(13)	(2)	-	(15)
Foreign exchange differences	12	53	9	74
Divestments (note 3)	(18)	(12)	-	(30)
Transfers and other movements	28	22	-	50
At December 31, 2012	1,146	1,676	1,017	3,839
Acquisitions	17	-	6	23
Disposals	(90)	(3)	(79)	(172)
Foreign exchange differences	(2)	(10)	19	7
Divestments (note 3)	(5)	-	(82)	(87)
Transfers and other movements	52	4	(14)	42
At December 31, 2013	1,118	1,667	867	3,652

Accumulated amortization and impairment losses
At December 31, 2011	454	840	812	2,106
Disposals	(12)	(2)	-	(14)
Amortization charge	75	193	1	269
Foreign exchange differences	9	43	9	61
Divestments (note 3)	(9)	-	-	(9)
Transfers and other movements	(18)	21	6	9
At December 31, 2012	499	1,095	828	2,422
Disposals	(89)	(3)	(79)	(171)
Amortization charge	72	162	4	238
Impairment charge	83	-	79	162
Foreign exchange differences	-	2	17	19
Divestments (note 3)	(5)	-	-	(5)
Transfers and other movements	(12)	-	-	(12)
At December 31, 2013	548	1,256	849	2,653

Carrying amount
At December 31, 2012	647	581	189	1,417
At December 31, 2013	570	411	18	999

Goodwill

As described in note 2, effective January 1, 2014, the Company has revised its operating segments due to an organizational change. As a result of this change, there are 5 operating segments: NAFTA, Brazil, Europe, ACIS and Mining. The discussion within this footnote reflects the impairment test results as of October 31 for the year ended December 31, 2013. For the former operating segments of FCE, LCE, and AMDS, goodwill has been combined at the level of the new Europe reportable segment. For the other operating segments Goodwill was reallocated on the relative enterprise values of the underlying businesses, except Mining which remained unchanged. Goodwill acquired in business combinations for each of the Company’s operating segments retrospectively adjusted for the change in segmentation is as follows:

	December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2012
NAFTA	2,563	-	(8)	-	2,555
Brazil	2,520	-	(7)	-	2,513
Europe	4,976	(4,308)	42	(55)	655
ACIS	1,510	-	(12)	(42)	1,456
Mining	902	-	83	-	985
Total	12,471	(4,308)	98	(97)	8,164

	December 31, 2012	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2013
NAFTA	2,555	-	(157)	-	2,398
Brazil	2,513	-	(181)	-	2,332
Europe	655	(4)	12	-	663
ACIS	1,456	-	-	-	1,456
Mining	985	-	(8)	(91)	886
Total	8,164	(4)	(334)	(91)	7,735

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Prior to January 1, 2014, the company’s goodwill impairment testing was performed on the basis of eight reportable segments.  These segments, as well as the weighted average pre-tax discount rates used in connection with the historical goodwill impairment testing, is set forth below. Goodwill acquired in business combinations for each of the Company’s former operating segments as of December 31, 2013 is as follows:

	December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2012
Flat Carbon Europe	2,876	(2,493)	26	-	409
Flat Carbon Americas	3,332	-	1	-	3,333
Long Carbon Europe	1,153	(1,010)	11	-	154
Long Carbon Americas	1,686	-	(16)	-	1,670
Tubular Products	79	-	-	-	79
AACIS	1,507	-	(12)	(42)	1,453
Distribution Solutions	936	(805)	5	(55)	81
Mining	902		83	-	985
TOTAL	12,471	(4,308)	98	(97)	8,164

	December 31, 2012	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2013
Flat Carbon Europe	409	-	14	-	423
Flat Carbon Americas	3,333	-	(158)	-	3,175
Long Carbon Europe	154	-	7	-	161
Long Carbon Americas	1,670	-	(155)	-	1,515
Tubular Products	79	-	(25)	-	54
AACIS	1,453	-	-	-	1,453
Distribution Solutions	81	(4)	(9)	-	68
Mining	985	-	(8)	(91)	886
TOTAL	8,164	(4)	(334)	(91)	7,735

Goodwill is tested at the group of cash-generating units (“GCGU”) level for impairment annually, as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amounts of the GCGUs are mainly determined based on their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period.

The value in use of each GCGU was determined by estimating cash flows for a period of five years for steel operations and over the life of the mines for mining operations. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management.  Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2012 (in %)	9.9	10.1	10.2	11.3	12.7	11.3	16.3	10.5
GCGU weighted average pre-tax discount rate used in 2013 (in %)	10.4	10.5	10.7	12.9	16.1	14.1	16.4	10.5

The results of the Company’s goodwill impairment tests as of October 31, 2013 did not result in an impairment of goodwill as the value in use, exceeded, in each case, the carrying amount of GCGU. The total value in use calculated for all GCGUs decreased slightly in 2013 as compared to 2012.

In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, shipments and terminal growth rate). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of Flat Carbon Europe, Long Carbon Europe, Flat Carbon Americas and AACIS.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slabs. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (27.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. The Long Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (11.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while margins are expected to recover partially over the five year period due to an expected downward trend of raw material prices and expected reduction in production costs associated with variable and fixed costs reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Flat Carbon Americas covers a wide range of flat carbon steel products including hot-rolled coil, cold-rolled coil, coated products, plate and slabs. It is the largest flat steel producer in North America and South America, with operations in the United States, Brazil, Canada and Mexico. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon America is substantially exposed to global and regional markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Americas value in use model anticipates a limited

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

recovery of sales volumes in 2014 compared to 2013 (22.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (25.8 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint and maximization of steel production.

AACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. AACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The AACIS value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (12.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease slightly due to an expected downward trend regarding raw material prices while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

The following changes in key assumptions in projected earnings in every year of initial five-year period, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value.

	Flat Carbon Europe	Long Carbon Europe	Flat Carbon Americas	AACIS
Excess of recoverable amount over carrying amount	4,345	1,310	1,956	1,744
Increase in pre-tax discount rate (change in basis points)	161	215	102	179
Decrease in average selling price (change in %)	5.89	4.41	3.18	7.88
Decrease in shipments (change in %)	4.93	5.34	2.42	6.26
Decrease in terminal growth rate used in for the years beyond the five year plan (change in basis points)	222	367	134	255

The results of the Company’s goodwill impairment test as of October 31, 2012 for each GCGU resulted in an impairment of goodwill amounting to 4,308 with respect to European businesses and including 2,493, 1,010 and 805 for the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions operating segments, respectively.

Other intangible assets

At December 31, 2012 and 2013, the Company had 9,581 and 8,734 of intangible assets, of which 8,164 and 7,735 represented goodwill, respectively. Other intangible assets were comprised primarily of exploration for and evaluation of mineral resources amounting to 156 and nil as of December 31, 2012 and 2013, respectively. Cash outflows from investing activities related to exploration and evaluation of mineral resources were 13, 19 and 2 for the year ended December 31, 2011, 2012 and 2013, respectively.

In 2013, ArcelorMittal also recognized impairment charges of 101 and 61 for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company derecognized the assets at December 31, 2013.

The Company recognized gains on sales of CO2 emission rights amounting to 93, 220 and 32 during the years ended December 31, 2011, 2012 and 2013, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 306, 285 and 270 in the years ended December 31, 2011, 2012, and 2013, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 11: BIOLOGICAL ASSETS

The Company’s biological assets comprise growing forests (i.e. eucalyptus trees) located in the Brazilian states of Minas Gerais and Bahia, which supply charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke.

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31
	2012	2013
At the beginning of the year	193	174
Additions	8	12
Disposals/Write-off	(2)	(8)
Harvests	(10)	(9)
Change in fair value*	-	(17)
Effects of foreign currency translation	(15)	(20)
At the end of the year	174	132
* Recognized in cost of sales in the consolidated statements of operations.

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years. Due to the level of unobservable inputs used in the valuation model, the Company classified such inputs as Level 3.

The actual planted area was 65,892 hectares (“ha”) and 57,639 ha at the end of 2012 and 2013 respectively and none of the Company’s biological assets are pledged as collateral as of December 31, 2013.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth, which at the end of 2012 and 2013 was equivalent to 27.46 m3/ha/year and 27.01 m3/ha/year, respectively.

The average net sales price of 39.10 Brazilian real (“BRL”) per m3 (BRL 39.10/m3 as of December 31, 2012) was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for chemical control of growing, pest control, composting, road maintenance, land rental, inputs and labor services. Tax effects are based on current applicable rates (34% in 2012 and 2013) and the contribution of other assets, such as property, plant and equipment and land was considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used (11.44% in both 2012 and 2013) is post-tax.

The following table illustrates the sensitivity to a 10% variation in each of the significant unobservable inputs used to measure the fair value of the biological assets on December 31, 2013:

	Impacts in fair value resulting from
Significant unobservable inputs	10% increase	10% decrease
Average annual growth	12	(12)
Average net sales price	12	(12)
Discount rate	(3)	3

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2011	15,030	56,834	5,086	4,179	81,129
Additions	92	541	3,644	112	4,389
Foreign exchange differences	346	861	22	(11)	1,218
Disposals	(91)	(853)	(12)	(7)	(963)
Divestments	(93)	(102)	(3)	-	(198)
Other movements *	256	3,136	(3,160)	161	393
At December 31, 2012	15,540	60,417	5,577	4,434	85,968
Additions	29	649	2,840	23	3,541
Foreign exchange differences	236	(443)	(139)	(46)	(392)
Disposals	(142)	(1,212)	(138)	(23)	(1,515)
Divestments (see note 3)	(45)	(380)	(26)	(624)	(1,075)
Transfers to assets held for sale (see note 5)	(52)	(252)	(1)	-	(305)
Other movements *	778	2,786	(3,950)	395	9
At December 31, 2013	16,344	61,565	4,163	4,159	86,231

Accumulated depreciation and impairment
At December 31, 2011	3,675	22,149	128	988	26,940
Depreciation charge for the year	475	3,771	-	184	4,430
Impairment	144	555	28	-	727
Disposals	(44)	(770)	(7)	(7)	(828)
Foreign exchange differences	174	617	3	8	802
Divestments	(27)	(65)	-	-	(92)
Other movements	(20)	198	(4)	-	174
At December 31, 2012	4,377	26,455	148	1,173	32,153
Depreciation charge for the year	512	3,730	-	206	4,448
Impairment	43	220	15	-	278
Disposals	(98)	(1,159)	(6)	(21)	(1,284)
Foreign exchange differences	148	30	5	(9)	174
Divestments (see note 3)	(20)	(305)	-	-	(325)
Transfers to assets held for sale (see note 5)	(15)	(210)	-	-	(225)
Other movements	8	(276)	13	35	(220)
At December 31, 2013	4,955	28,485	175	1,384	34,999

Carrying amount
At December 31, 2012	11,163	33,962	5,429	3,261	53,815
At December 31, 2013	11,389	33,080	3,988	2,775	51,232

___________________________

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

* Other movements predominantly represent transfers from construction in progress to other categories. In addition for 2013, they include an amount of 262 corresponding to the decrease in property, plant and equipment as result of Baffinland being accounted for under the equity method as of October 1, 2013.

Impairment of property, plant and equipment in 2011

In connection with management’s annual test for impairment of goodwill as of November 30, 2011, property, plant and equipment was also tested for impairment at that date. As of December 31, 2011, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment loss recognized in 2011 of 331 relates to the management decision to cease all future use of various idle assets. This impairment loss included an amount of 151 with respect to the extended idling of the ArcelorMittal Madrid electric arc furnace. Also, an impairment loss of 85 was recorded in connection with the closure of the primary facilities at the Liège site of ArcelorMittal Belgium. ArcelorMittal Belgium and ArcelorMittal Madrid are part of the Europe segment. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2011 was 809 (including 518 in the Europe segment, 100 in the Brazil segment and 191 in NAFTA).

Impairment of property, plant and equipment in 2012

In 2012, the Company recognized an impairment charge of property, plant and equipment amounting to 727. This charge included 505 related to management’s intention to cease all future use of various idle assets mainly in the framework of asset optimization, primarily in ArcelorMittal Atlantique et Lorraine, ArcelorMittal Belgium and ArcelorMittal Rodange & Schifflange. An amount of 130 was recorded with respect to the long term idling of the liquid phase of the Florange site of ArcelorMittal Atlantique et Lorraine in France. An impairment charge of 296 was recorded in connection with the Company’s intention to close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. Both ArcelorMittal Atlantique et Lorraine and ArcelorMittal Belgium are part of the Europe segment. An impairment charge of 61 was recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange and Schifflange in Luxembourg, part of the Europe segment.

In connection with management’s annual test for impairment of goodwill as of October 31, 2012, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant and equipment in the Europe operating and reporting segment was lower than its carrying amount primarily due to weak market conditions in Spain and operational issues in North Africa. Accordingly, an impairment loss of 222 was recognized. It consisted of the following:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2011 Pre-Tax Discount Rate	2012 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
Business division South	Europe	124	10.8%	10.9%	894
Business division North Africa	Europe	98	14.8%	10.6%	464

Impairment of property, plant and equipment in 2013

In connection with management’s annual test for impairment of goodwill as of October 31, 2013, property, plant and equipment was also tested for impairment at that date. As of December 31, 2013, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment charge of property, plant and equipment of 278 recognized in 2013 related to discontinued projects, intended sales, long term idling or closure of facilities. This charge included 181 related to the finance leasing of Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. The Company recorded an impairment loss of 55 in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of 52 at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of 24 relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of 41 with respect to the subsidiaries included in this transaction (see note 5).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2013 was 1,036 (including 171 in NAFTA, 633 in the Brazil segment and 224 in the Europe segment). The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 127 at December 31, 2013. Such assets are carried at their recoverable amount.

The carrying amount of capitalized leases was 892 and 871 as of December 31, 2012 and 2013, respectively. The 871 includes 789 related to machinery and equipment, 81 to buildings and 1 to land.

The total future minimum lease payments related to financial leases are as follows:

2014	150
2015 – 2018	562
2019 and beyond	591
Total	1,303

The present value of the future minimum lease payments was 552 and 755 for the year ended December 31, 2012 and 2013, respectively. The 2013 calculation is based on an average discounting rate of 11.9% considering maturities from 1 to 16 years including the renewal option when intended to be exercised.

The Company has pledged 179 and 326 of property, plant and equipment, inventories and other security interests and collaterals as of December 31, 2012 and 2013, respectively, to secure banking facilities granted to the Company.

NOTE 13: INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

Subsidiaries

The table below provides a list of the Company’s main subsidiaries at December 31, 2013. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

	Name of Subsidiary	Country	% of Ownership
	NAFTA
	ArcelorMittal Dofasco Inc.	Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Mexico	100.00%
	ArcelorMittal USA LLC	USA	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Mexico	100.00%
	ArcelorMittal Montreal Inc.	Canada	100.00%
	Brazil
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
	ArcelorMittal Point Lisas Ltd.	Trinidad and Tobago	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
	ArcelorMittal Belgium N.V.	Belgium	100.00%
	ArcelorMittal España S.A.	Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Romania	99.70%
	ArcelorMittal Poland S.A.	Poland	100.00%
	Industeel Belgium S.A.	Belgium	100.00%
	Industeel France S.A.	France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
	ArcelorMittal Bremen GmbH	Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	France	100.00%
	ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Germany	100.00%
	ArcelorMittal Gipuzkoa S.L.	Spain	100.00%
	ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
	Société Nationale de Sidérurgie S.A. ("Sonasid")	Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Poland	100.00%
	ACIS
	ArcelorMittal South Africa Ltd. ("AM South Africa")	South Africa	52.02%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih ("AM Kryviy Rih")	Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
	Mining
	ArcelorMittal Mines Canada Inc. ("AMMC")	Canada	100.00%[2]
	ArcelorMittal Liberia Ltd	Liberia	85.00%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih ("AM Kryviy Rih")	Ukraine	95.13%

1	Société Nationale de Sidérurgie S.A. is controlled by Nouvelles Sidérurgies Industrielles, an investment controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in joint venture partnerships (see below).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

Non-wholly owned subsidiaries that have material non-controlling interests

The tables below provide a list of the main subsidiaries which include non-controlling interests at December 31, 2012 and 2013 and for the year ended December 31, 2012 and 2013.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non-controlling voting rights at December 31, 2012	% of non-controlling interests and non-controlling voting rights at December 31, 2013	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2012	Non-controlling interests at December 31, 2012	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2013	Non-controlling interests at December 31, 2013
ArcelorMittal South Africa	South Africa	47.98%	47.98%	(27)	1,260	(100)	953
Sonasid[1]	Morocco	67.57%	67.57%	(37)	138	12	157
ArcelorMittal Kryviy Rih	Ukraine	4.87%	4.87%	(17)	270	(10)	258
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	25	204	40	195
Baffinland [2]	Canada	30.00%	-	(2)	209	-	-
Hera Ermac[3]	Luxembourg	-	-	-	947	-	947
AMMC[4]	Canada	-	15.00%	-	-	87	475
Other				(59)	422	(59)	395
Total				(117)	3,450	(30)	3,380

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1 Sonasid

ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles. ArcelorMittal controls Nouvelles Sidérurgies Industrielles on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. Nouvelles Sidérurgies Industrielles holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in Nouvelles Sidérurgies Industrielles.

2 Baffinland

At December 31, 2012, the non-controlling interests were held in 1843208 Ontario Inc., an entity in which ArcelorMittal held a controlling stake of 70%. On February 20, 2013, ArcelorMittal and Nunavut Iron Ore equalized their shareholding at 50/50. On October 1, 2013, Baffinland was reorganized as a joint venture accounted for under the equity method (see note 3).

3 Hera Ermac

The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 31, 2014 (see note 4).

4 AMMC

On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets (see note 4).

The table below provides summarized financial information for the main subsidiaries subject to non-controlling interests at December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013.

Summarized statements of financial position
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Current assets	1,342	196	1,103	270	17	188
Non-current assets	2,292	195	5,462	377	738	1,493
Total assets	3,634	391	6,565	647	755	1,681
Current liabilities	523	117	509	147	11	82
Non-current liabilities	487	71	609	55	110	62
Net assets	2,624	203	5,447	445	634	1,537

Summarized statements of operations
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Revenue	3,958	552	3,614	1,033	-	-
Net income	(57)	(55)	(361)	56	(41)	(25)
Total comprehensive income	(55)	(55)	(361)	64	(41)	(25)

Summarized statements of cash flows
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Net cash provided by operating activities	235	43	231	40	(2)	18
Net cash used in investing activities	(157)	(14)	(247)	(20)	(71)	(973)
Net cash used in financing activities	(32)	(6)	-	(19)	47	(181)
Impact of currency movements on cash	4	-	-	-	-	-
Cash and cash equivalents:
At the beginning of the year	54	4	33	2	36	1,136
At the end of the year	104	27	17	3	10	-

Dividend paid to non-controlling interests	-	-	-	(2)	-	-

Summarized statements of financial position
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Current assets	1,353	221	1,127	293	1,558	2,900
Non-current assets	1,784	185	5,242	316	-	5,418
Total assets	3,137	406	6,369	609	1,558	8,318
Current liabilities	760	130	557	135	15	481
Non-current liabilities	393	47	619	50	37	4,451
Net assets	1,984	229	5,193	424	1,506	3,386

Summarized statements of operations
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Revenue	3,367	543	3,467	1,073	-	2,238
Net income	(208)	17	(192)	88	(31)	(417)
Total comprehensive income	(137)	19	(253)	99	(31)	(92)

Summarized statements of cash flows
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Net cash provided by operating activities	87	33	239	77	(52)	(2,179)
Net cash used in investing activities	(147)	(10)	(177)	(21)	52	(648)
Net cash used in financing activities	78	(49)	-	(40)	-	3,011
Impact of currency movements on cash	2	1	(1)	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	104	27	17	3	-	1
At the end of the year	124	2	78	17	-	185

Dividend paid to non-controlling interests	-	-	-	(8)	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Investments accounted for under the equity method

The Company had the following investments accounted for under the equity method, at December 31, 2012 and 2013:

	Category	Carrying value December 31, 2012	Carrying value December 31, 2013
	Joint Ventures	1,185	1,753
	Associates	4,558	4,161
	Individually immaterial joint ventures and associates[1]	1,438	1,281
	Total	7,181	7,195
1

Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2013 and none of them has a carrying amount exceeding 150 at December 31, 2013.

Joint ventures

The following tables summarize the financial information and reconcile it to the carrying amount of each of the Company’s material joint ventures at December 31, 2012 and 2013:

	December 31, 2012
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Gallatin Steel Company	Kiswire ArcelorMittal Ltd	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Valin ArcelorMittal Automotive Steel	Total
Place of incorporation and operation *	Brazil	United States	Korea	Netherlands	South Africa	China
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steelcord production	Steel trading and distribution	Mining	Manufacture and distribution of metal products for automotive industry
Ownership and voting rights % at December 31, 2012 **	50.00%	50.00%	50.00%	50.00%	50.00%	33.00%
Current assets	138	199	129	712	31	89	1,298
of which Cash and cash equivalents	51	36	11	203	2	46	349
Non-current assets	61	256	236	227	432	26	1,238
Current liabilities	34	100	26	365	186	1	712
of which trade and other payables and provisions	19	99	26	203	23	1	371
Non-current liabilities	6	2	7	16	91	-	122
Net assets	159	353	332	558	186	114	1,702
Company's share of net assets	80	177	166	279	93	38	833
Goodwill	66	-	-	-	286		352
Carrying amount in the statements of financial position	146	177	166	279	379	38	1,185
Revenue	409	1,007	241	3	-	-	1,660
Depreciation and amortization	7	25	13	2	-	-	47
Interest income	6	1	3	11	-	-	21
Interest expense	(1)	-	-	(7)	-	-	(8)
Income tax expense	(5)	-	1	(4)	(1)	-	(9)
Net income	19	17	3	57	(2)	-	94
Other comprehensive income	-	-	(6)	10	-	-	4
Total comprehensive income	19	17	(3)	67	(2)	-	98
Cash dividends received by the Company	16	-	1	10	-	-	27

* The country of incorporation corresponds to the country of operation except for Macsteel International Holdings B.V., whose country of operation is South Africa.
** The ownership stake is equal to the voting rights percentage.
	December 31, 2013
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Gallatin Steel Company	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Baffinland Iron Mines Corporation	Valin ArcelorMittal Automotive Steel	Total
Place of incorporation and operation *	Brazil	United States	Netherlands	South Africa	Canada	China
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steel trading and distribution	Mining	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry
Ownership and voting rights % at December 31, 2013 **	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%
Current assets	127	206	795	28	82	340	1,578
of which Cash and cash equivalents	63	7	166	-	-	260	496
Non-current assets	48	253	270	534	1,384	362	2,851
Current liabilities	33	70	458	413	112	99	1,185
of which trade and other payables and provisions	21	67	220	26	-	99	433
Non-current liabilities	3	2	15	4	102	174	300
Net assets	139	387	592	145	1,252	429	2,944
Company's share of net assets	70	193	296	72	626	210	1,467
Goodwill	57	-	-	232	-	-	289
Adjustments for differences in accounting policies and other	-	-	(3)	-	-	-	(3)
Carrying amount in the statements of financial position	127	193	293	304	626	210	1,753
Revenue	398	999	2,580	-	-	-	3,977
Depreciation and amortization	6	20	1	-	-	-	27
Interest income	6	-	7	-	-	-	13
Interest expense	(1)	(1)	(4)	-	-	-	(6)
Income tax expense	(6)	-	(5)	(2)	-	-	(13)
Net income	19	35	35	(8)	(8)	-	73
Other comprehensive income	-	-	-	-	(29)	-	(29)
Total comprehensive income	19	35	35	(8)	(37)	-	44
Cash dividends received by the Company	8	1	-	-	-	-	9

* The country of incorporation corresponds to the country of operation except for Macsteel International Holdings B.V., whose country of operation is South Africa.
** The ownership stake is equal to the voting rights percentage.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. is engaged in the manufacture, including auto parts, and sale of flat rolled steel, to serve, among others, the automotive and metal and mechanics industries in general. The entity processes and distributes steel primarily in Brazil, and is the result of the acquisition in 2008 of  Gonvarri Brasil Produtos Siderúrgicos S.A by AM Spain Holding and Gonvarri Steel Industries.

Gallatin Steel Company

Gallatin Steel is a joint venture between ArcelorMittal and Gerdau Ameristeel. Their manufacturing facility, located in Kentucky, USA, produces hot band coils.

 Macsteel International Holdings B.V.

Macsteel International Holdings B.V. is  a joint venture between Macsteel Holdings (Pty) Limited and ArcelorMittal South Africa which provides the Company with an international network of traders and trading channels including the shipping and distribution of steel.

Kalagadi Manganese

Kalagadi Manganese (Propriety) Ltd (“Kalagadi Manganese”) is a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in Kalahari Basin.

In addition to the carrying amount of the investment of 304 at December 31, 2013, the Company has receivables of 66 related to project funding. On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (374), on closing, which is subject to the arrangement of financing by the buyer. ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale. Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

Subsequent to the issuance of the 2012 financial statements, the Company determined that its investment in Kalagadi Manganese (Propriety) Ltd was a joint venture rather than an associate. Accordingly the investment and the related summarized financial information is presented as a joint venture for 2012 and 2013.

Valin ArcelorMittal Automotive Steel (“VAMA”)

  VAMA is a joint venture between ArcelorMittal and Hunan Valin which will produce steel for high-end applications in the automobile industry and will supply international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.

Kiswire ArcelorMittal Ltd.

Kiswire ArcelorMittal Ltd. was incorporated on March 4, 1978 with a joint venture agreement between Trefil ARBED Participacions S.A. and Kiswire Ltd. to engage in manufacturing and selling steel cord and hose reinforcing wire. The entity owns manufacturing facilities in Yangsan and Changwon, Korea. On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in Kiswire ArcelorMittal Ltd. and certain other entities of its steel cord business in the US, Europe and Asia (see note 5).

Associates

The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2012 and 2013:

	December 31, 2012
Associates	China Oriental	DHS GROUP [d]	Hunan Valin Steel Tube and Wire Co., Ltd.	Gestamp	Gonvarri Steel Industries	Stalprodukt SA	Total
Place of incorporation and operation *	Bermuda	Germany	China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2012 **	47.01%	33.43%	29.97%	35.00%	35.00%	33.77%
Current assets	2,225	2,536	2,911	2,387	1,806	229	12,094
Non-current assets	1,748	3,152	7,624	3,802	1,092	444	17,862
Current liabilities	1,691	446	7,504	2,174	789	115	12,719
Non-current liabilities	749	1,283	1,155	1,970	577	46	5,780
Non controlling interests	82	182	272	395	27	-	958
Net assets attributable to equity holders of the parent	1,451	3,777	1,604	1,650	1,505	512	10,499
Company's share of net assets	682	1,263	481	578	527	173	3,704
Goodwill	811	-	76	-	-	-	887
Adjustments for differences in accounting policies and other	10	91[a]	4	24	(91)[b]	8	46
Other adjustments	-	(79)	-	-	-	-	(79)
Carrying amount in the statements of financial position	1,503	1,275	561	602	436	181	4,558
Revenue	5,725	3,209	9,392	7,397	3,302	555	29,580
Profit or loss from continuing operations	52	176	(532)	337	100	24	157
Net income	23	146	(549)	239	87	18	(36)
Other comprehensive income	(2)	-	(3)	(44)	(34)	-	(83)
Total comprehensive income	21	146	(552)	195	53	18	(119)
Cash dividends received by the Company	-	23	-	22	14	-	59

	December 31, 2013
Associates	China Oriental	DHS GROUP	Hunan Valin Steel Tube and Wire Co., Ltd.	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date ***	Jun 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013
Place of incorporation and operation *	Bermuda	Germany	China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2013 **	47.01%	33.43%	20.03%	35.00%	35.00%	33.77%
Current assets	2,263	2,181	3,473	2,942	1,739	349	12,947
Non-current assets	1,741	3,422	7,849	4,172	1,082	633	18,899
Current liabilities	1,670	670	8,094	2,103	707	174	13,418
Non-current liabilities	766	1,103	1,367	2,799	652	127	6,814
Non controlling interests	81	178	275	503	26	42	1,105
Net assets attributable to equity holders of the parent	1,487	3,652	1,586	1,709	1,436	639	10,509
Company's share of net assets	699	1,221	318	598	503	216	3,555
Goodwill	624	-	52	-	-	-	676
Adjustments for differences in accounting policies and other	-	86[a]	-	-	(108)[b]	(27)	(49)
Other adjustments ***	13	(91)	12	-	45	-	(21)
Carrying amount in the statements of financial position	1,336	1,216	382	598	440	189	4,161
Revenue	2,639	1,941	7,070	5,631	2,495	666	20,442
Profit or loss from continuing operations	24	(169)	(39)	138	38	19	11
Net income	8	(173)	(45)	102	37	14	(57)
Other comprehensive income	1	-	(2)	(71)	(30)	-	(102)
Total comprehensive income	9	(173)	(47)	31	7	14	(159)
Cash dividends received by the Company	-	15	-	23	39	1	78

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

____________

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

** The ownership stake is equal to the voting rights percentage.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2013 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

a The amount for DHS GROUP corresponds to an adjustment for interests held by the Company in subsidiaries of DHS GROUP.

b Adjustments in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.

c Date of the latest available financial statements is September 30, 2013.

d Subsequent to the issuance of the 2012 financial statements, the Company revised its disclosure relating to the summarized financial information.

China Oriental

China Oriental is a Chinese integrated iron and steel conglomerate listed on the Hong Kong stock exchange. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding held by the founding shareholders, this left a theoretical free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements were extended until April 30, 2014. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment.

As of December 31, 2013, the investment had a value of 222 (311 in 2012) based on the quoted stock price of China Oriental at the Hong Stock Exchange. However, the Company believes that the quoted share price is not a reliable representation of market value as the shares are thinly traded. The Company could not conclude that the security is dealt with on an active market where transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The Company has tested the investment for impairment and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 10.6% and 11.9% for 2012 and 2013, respectively) of the projected future cash flows expected to be generated by operations. The value in use is based on cash flows for a period of five years, which are extrapolated for the remaining years based on an estimated constant growth rate not exceeding the average long-term growth rate for the relevant markets. Based on the analysis of value in use, the Company recognized an impairment charge of 200 in income from associates, joint ventures and other investments as a result of current expectations regarding future performance.

DHS GROUP

DHS GROUP, incorporated and located in Germany, is a leading heavy plate producer in Europe. Dillinger Hütte produces heavy steel plate, cast slag pots and semi-finished products, such as pressings, and  pressure vessel heads and shell sections. The Dillinger Hütte group also includes a further rolling mill operated by GTS Industries in Dunkirk (France). The group’s parent company is DHS Holding, which owns 95.28% of the shares in the operating company, AG der Dillinger Hütte. Another 4.72% are held in free float.

Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”)

Hunan Valin is a leading steel producer in China engaged in the production and sale of billet, seamless tube, wire rod, reinforced bar, hot rolled coil, cold rolled coil, galvanized coil, sections and HR plates. The products sold to domestic and overseas markets cover a wide range of market segments.

As of December 31, 2012 and 2013, the investment had a market value of 332 and 194, respectively. On June 6, 2012, ArcelorMittal and Valin Group finalized a share swap arrangement based upon a put option mechanism, which enabled ArcelorMittal to exercise over the following two years put options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Group. The exercise period of the put options is equally spaced with gaps of six months and linked to the key development milestones of VAMA. Following the exercise of the put options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement. ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the put options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates.  On February 6, 2013 and August 6, 2013, the Company exercised the first and second put options on Hunan Valin. Its interest in the associate decreased accordingly from 29.97% to 20.03%. The aggregate resulting gain on disposal was recorded as income from investments in associates, joint ventures and other investments and amounted to 45 including the proportional reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 33. The total consideration was 194, of which 169 was reinvested into a capital increase and into the acquisition of an additional 16% interest in VAMA, in which the Company increased accordingly its stake from 33% to 49%. As a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20.03% to 15.05%.

The Company has tested the investment for impairment and determined that the value in use was higher than the carrying amount.

Gestamp

Gestamp is a Spanish multi-national engineering company, which is a main leader in the European automotive industry. The activities of Gestamp and its subsidiaries are focused on the design, development, and manufacturing of metal components for the automotive industry via stamping, tooling, assembly, welding, tailor welded blanks, and die cutting. The entity also includes other companies dedicated to services such as research and development of new technologies.

Gonvarri Steel Industries

Gonvarri Steel Industries is a division of Corporación Gestamp dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.

Stalprodukt SA

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2012 and 2013, the investment had a market value of 135 and 138, respectively.

Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which is regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2012		December 31, 2013
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	828	610	673	608
Share of:
Profit or loss from continuing operations	2	49	(22)	20
Other comprehensive income	1	1	(19)	(13)
Total comprehensive income	3	50	(41)	7

On April 12, 2013, the Company reduced its stake in Coils Lamiere Nastri (“CLN”) S.p.a. from 35.00% to 24.55% through the exercise of put options. The cash consideration received was 57 and the gain on disposal recognized in income from investments in associates and joint ventures was 8, including a loss of 4 corresponding to the proportional reclassification of the accumulated negative foreign exchange translation reserve from other comprehensive income to the statements of operations.

The Company assessed the recoverability of its investments accounted for using the equity method whenever there was an indication of impairment. In determining the value in use of its investments, the Company estimated its share in the present

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on the analysis of value in use, the Company concluded that no impairment was required, except for China Oriental (see above) and Coal of Africa. As a result of lower profitability and decline in market value, the Company recognized an impairment charge of 111 in income from associates, joint ventures and other investments with respect to its 12.03% interest in the associate Coal of Africa, an emerging developer and producer of thermal and coking coal based in South Africa. The Company applied a Level 1 fair value measurement and adjusted the carrying amount to the market value of 11 at December 31, 2013.

The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 24 for disclosure of commitments related to associates and joint ventures.

Enovos International SA

On April 4, 2012, ArcelorMittal entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of €330 million. Accordingly, the Company wrote the carrying amount of its investment down to the net proceeds from the sale for an amount of 185 in income from associates, joint ventures and other investments. It completed the disposal on July 17, 2012 with a consideration of €165 million paid on the same day and the remaining portion deferred for up to two years. In addition, the accumulated foreign exchange translation difference of 5 was reclassified from other comprehensive income to the statements of operations.

Investments in joint operations

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2013:

Peña Colorada

Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.

Hibbing Taconite Mines

          The Hibbing Taconite Mines in which the Company holds a 62.3% interest are iron ore mines located in the USA and operations consist of open pit mining, crushing, concentrating and pelletizing.

I/N Tek

           I/N Tek in which the Company holds a 60% interest operates a cold-rolling mill in the USA.

Double G Coatings

           ArcelorMittal holds a 50% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the USA.

DJ Galvanizing

           DJ Galvanizing is a hot dip galvanizing line located in Canada in which the Company owned a 50% interest and acquired the remaining 50% on January 11, 2013 (see note 3).

                Hibbing Taconite Mines and Peña Colorada are part of the Mining segment; other joint operations are part of NAFTA.

Unconsolidated structured entities

In 2013, ArcelorMittal entered into operating lease arrangements for five vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the five vessels and to lease them to the Company. These entities are wholly-owned by a financial institution. They are funded through equity instruments by the latter.

The aforesaid operating leases have been agreed for a 12 year period, during which the Company is obliged to pay to the structured entities minimum fees equivalent to approximately 4 per year and per vessel. In addition, ArcelorMittal holds call options to buy each of the five vessels from the structured entities at pre-determined dates and prices as presented in the table below. The structured entities hold put options enabling them to sell each of the vessels at the end of the lease terms at 6 each to the Company.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Call options' strike prices
Exercise dates	at the 60th month	at the 72nd month	at the 84th month	at the 96th month	at the 108th month	at the 120th month	at the 132nd month	at the 144th month
Amounts per vessel*	28	26	25	23	21	19	17	14
* If actual fair values of each vessel are higher than strike prices at each of the exercise dates, ArcelorMittal is then obliged to share (50%/50%) the gain with the structured entities.

In addition, pursuant to these arrangements, at December 31, 2013, the Company has a receivable of 37 (classified as “Prepaid expenses and other current assets” and “Other assets” ), which does not bear interest, is forgiven upon default and will be repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

Income (loss) from associates, joint ventures and other investments

Loss from associates, joint ventures and other investments amounted to 442 for the year ended December 31, 2013 and included impairment charges for a total amount of 422, of which 200 (see above) related to the Company’s 47% stake in the associate China Oriental as a result of current expectations regarding future performance. In addition, the Company recorded an impairment charge of 111 relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (see note 5).  Loss for the year ended December 31, 2013 also included an impairment charge of 111 (see above) relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of 57 following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors (see note 14). In addition, loss for the year ended December 31, 2013 included a 56 expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of 45 with respect to the sale of a 10% interest in Hunan Valin following the exercise of the first and second put options (see above).

Income from associates, joint ventures and other investments amounted to 185 for the year ended December 31, 2012.  It included a net gain of 101 on the disposal of a 6.25% stake in Erdemir and an impairment loss of 185 reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale.

Income for the year ended December 31, 2011 amounted to 614 and included an impairment loss of 107, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Income (loss) from associates, joint ventures and other investments included dividend income from other investments amounting to 23, 40 and 55 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTE 14: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2012	2013
Available-for-sale securities (at fair value)	806	522
Investments accounted for at cost	214	216
Total	1,020	738

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Erdemir, the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of 134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first, second and third series, maturing on July 2, 2012, October 1, 2012 and December 14, 2012, respectively, expired unexercised. As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in loss from associates, joint ventures and other investments. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842. It also included a reclassification from accumulated other comprehensive income to the statements of operation of the negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

On October 10, 2013, following the completion of the sale of 233,169,183 shares in Erdemir by way of a single accelerated bookbuilt offering to institutional investors, the Company’s interest in Erdemir decreased from 18.74% to 12.08%. The sale proceeds amounted to 267. The loss on disposal amounting to 57 was recorded as income from associates, joint ventures and other investments. The loss corresponds to the proportional reclassification from other comprehensive income to the consolidated statements of operations of unrealized losses on available-for-sale securities.

As of December 31, 2012 and 2013, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 795 and 508, respectively. Unrealized losses recognized in reserves amounted to 109 and 88 for the year ended December 31, 2012 and 2013, respectively. The Company reviewed the investment in Erdemir for impairment and concluded the investment was not impaired. The Company considers a decline in fair value as objective evidence of impairment if the decline exceeds 40% of cost or continues for more than two years.

NOTE 15: OTHER ASSETS

Other assets consisted of the following:

		December 31,
		2012	2013
	Long-term VAT receivables	475	388
	Cash guarantees and deposits	244	263
	Financial amounts receivable	136	252
	Accrued Interest	158	116
	Assets in pension funds[1]	14	55
	Income tax receivable	109	13
	Revaluation of derivative financial instruments	17	7
	Collateral related to the put agreement on China Oriental [2]	381	-
	Call options on ArcelorMittal shares and mandatory convertible bonds [3]	37	-
	Receivable from divestments[4]	218	-
	Other	435	220
	Total	2,224	1,314

1	The pension funds are mainly related to units in Canada and Trinidad & Tobago.
2

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. On March 25, 2011, the agreement has been extended to April 30, 2014. At December 31, 2013, the collateral has been classified as other current asset (see note 9).

3

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The Company also holds a call option on the mandatory convertible bonds (see note 17). The options are marked to market based on the binomial model.

4	The amount corresponds to the second installment with respect to the sale of Enovos and was received in 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 16: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

			Year ended December 31,			December 31,
			Sales			Trade accounts receivable
	Transactions	Category	2011	2012	2013	2012	2013
	Gonvarri Group	Associate	1,622	1,520	1,364	114	97
	Macsteel Group	Joint Venture	845	709	497	11	50
	I/N Kote L.P.	Joint Venture	421	455	432	-	1
	Bamesa Group	Associate	408	410	397	39	43
	CLN Group	Associate	476	355	359	33	47
	Borcelik Celik Sanayii Ticaret A.S.	Associate	345	300	435	22	6
	Stalprodukt SA	Associate	-	225	191	43	37
	Gestamp Group	Associate	261	215	281	16	31
	WDI Group	Associate	216	209	207	4	13
	Aperam	Other	177	139	155	19	18
	Uttam Galva Steels Limited	Associate	91	92	9	-	8
	Stalprofil S.A.	Associate	92	76	74	8	9
	ArcelorMittal BE Group SSC AB	Joint Venture	73	65	52	3	4
	DHS Group	Associate	264	62	57	7	5
	Steel Mart India Private Limited	Other	83	39	-	5	-
	Polski Koks S.A.[1]	Other	107	-	-	-	-
	Other		394	310	260	61	55
	Total		5,875	5,181	4,770	385	424
1	The Shareholding in Polski Koks was sold in June 2011.

Purchase and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade accounts payable
	Transactions	Category	2011	2012	2013	2012	2013
	Empire Iron Mining Partnership	Associate	444	246	203	-	-
	Borcelik Celik Sanayii Ticaret A.S.	Associate	379	202	165	32	30
	Aperam	Other	179	150	113	17	17
	Gonvarri Group	Associate	167	148	168	11	14
	Exeltium	Joint Venture	104	113	89	17	10
	Uttam Galva Steels Limited	Associate	58	100	67	5	3
	CFL Cargo S.A.	Associate	62	64	66	13	11
	Baycoat L.P.	Joint Venture	53	48	48	3	6
	DHS Group	Associate	77	43	45	7	5
	Kiswire ArcelorMittal Ltd.	Assets held for sale	60	42	39	10	10
	Cia Hispano Brasileira de Pelotizaçao SA	Associate	194	42	-	-	-
	Enovos International SA4	Other	75	42	-	-	-
	ATIC[1]	Other	215	-	-	-	-
	Macarthur Coal Ltd [2]	Other	149	-	-	-	-
	Polski Koks S.A. [3]	Other	143	-	-	-	-
	Other		256	265	307	41	37
	Total		2,615	1,505	1,310	156	143

1	ATIC was acquired on December 5, 2011.
2	The shareholding in Macarthur Coal Ltd was sold in December 2011.
3	The shareholding in Polski Koks S.A. was sold in June 2011.
4	The shareholding in Enovos was sold in July 2012 (see note 13). Purchases include purchase transactions until July 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At December 31, 2013, loans granted to Kalagadi Manganese for funding of the mining project amounted to 66 including accrued interests. The loans are unsecured, bear 10.5% interest per annum and are payable upon demand.

Also, at December 31, 2013, unsecured loans granted by the Company to ArcelorMittal Tubular Products Al Jubail for the construction of a seamless tube mill in Saudi Arabia amounted to 105 including accrued interests, of which 50 bear interest up to 24% per annum and have various maturity dates ranging from 4 to 5 years.

Other current liabilities include 56 relating to the final call of share capital in ArcelorMittal Annaba following the strategic agreement signed in October 2013 and 73 with respect to payables to Paul Wurth.

Transactions between the Company and its subsidiaries and Joint Operations, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 28 for disclosure of transactions with key management personnel.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 17: SHORT-TERM AND LONG-TERM DEBT

Short-term debt

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2012	2013
Short-term bank loans and other credit facilities including commercial paper *	732	545
Current portion of long-term debt	3,516	3,491
Lease obligations	100	56
Total	4,348	4,092
* The weighted average interest rate on short term borrowings outstanding were 5.0% and 4.1% as of December 31, 2012 and 2013, respectively.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1,000 (1,379). As of December 31, 2013, the outstanding amount was 46.

Long-term debt

Long-term debt is comprised of the following as of December 31:

		Year of maturity	Type of Interest	Interest rate[1]	2012	2013
	Corporate
	0.3 billion Term Loan Facility	2016	Floating		-	-
	3.6 billion Revolving Credit Facility	2016	Floating		-	-
	2.4 billion Revolving Credit Facility	2018	Floating		-	-
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,976	-
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,205	-
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,505	1,692
	800 Convertible Senior Notes	2014	Fixed	5.00%	732	780
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	132	138
	€0.36 billion Unsecured Bonds	2014	Fixed	4.63%	660	497
	750 Unsecured Notes	2015	Fixed	9.50%	745	747
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	993	996
	500 Unsecured Notes	2015	Fixed	4.25%	498	499
	500 Unsecured Notes	2016	Fixed	4.25%	497	498
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,312	1,373
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,309	1,371
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	1,392	1,394
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5 billion Unsecured Notes	2018	Fixed	5.75%	655	686
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,466	1,471
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	984	986
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,486	1,487
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,088	1,089
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,464	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2014-2021	Fixed	3.46%-3.75%	448	77
	EBRD loans	2015	Floating	1.31%	58	25
	EIB loan	2016	Floating	1.79%	330	345
	ICO loan	2017	Floating	2.73%	83	68
	Other loans	2014-2035	Floating	0.16%-2.52%	249	177
	Total Corporate				23,750	20,344

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	188
	Other loans	2014-2023	Fixed/Floating	0.00% - 15.08%	561	448
	Total Americas				1,061	636

	Europe, Asia & Africa
	Other loans	2014-2033	Fixed/Floating	0.00%-6.90%	218	31
	Total Europe, Asia & Africa				218	31

	Total				25,029	21,011
	Less current portion of long-term debt				(3,516)	(3,491)
	Total long-term debt (excluding lease obligations)				21,513	17,520
	Long-term lease obligations[2]				452	699
	Total long-term debt, net of current portion				21,965	18,219

1	Rates applicable to balances outstanding at December 31, 2013.
2	Net of current portion of 100 and 56 in 2012 and 2013, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

0.3 billion Term Loan Facility

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, maturing on December 20, 2016. The facility may be used by the Group for general corporate purposes.  Amounts repaid under this agreement may not be re-borrowed.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

3.6 billion Revolving Credit Facility

March 18, 2011, ArcelorMittal entered into a $6 billion Revolving Credit Facility, a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016.  On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of December 31, 2013, the $3.6 billion Revolving Credit Facility remains fully available.

2.4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion Revolving Credit Facility, a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended to November 6, 2018. As of December 31, 2013, the $2.4 billion Revolving Credit Facility remains fully available.

Convertible Bonds

On April 1, 2009, the Company issued €1.25 billion (1,662) of unsecured and unsubordinated Convertible Bonds due April 1, 2014 (the “€1.25 billion Convertible Bonds”). These bonds bear interest at 7.25% per annum payable semi-annually on April 1 and October 1 of each year commencing on October 1, 2009.

On May 6, 2009, ArcelorMittal issued 800 of unsecured and unsubordinated Convertible Senior Notes (the “800 Convertible Senior Notes”) due May 15, 2014. These notes bear interest at 5.00% per annum payable semi-annually on May 15 and November 15 of each year commencing on November 15, 2009. The €1.25 billion Convertible Bonds and the 800 Convertible Senior Notes are collectively referred to herein as the Convertible Bonds.

The €1.25 billion Convertible Bonds may be converted by the bondholders from May 11, 2009 until the end of the seventh business day preceding the maturity. The 800 Convertible Senior Notes may be converted by the noteholders from May 6, 2009 until the end of the seventh business day preceding the maturity.

At inception, the Company had the option to settle the Convertible Bonds for common shares or the cash value of the common shares at the date of settlement as defined in the Convertible Bonds’ documentation. The Company determined that the agreements related to the Convertible Bonds were hybrid instruments as the conversion option gave the holders the right to put the Convertible Bonds back to the Company in exchange for common shares or the cash equivalent of the common shares of the Company based upon the Company’s share price at the date of settlement. In addition, the Company identified certain components of the agreements to be embedded derivatives. On October 28, 2009, the Company announced that it had decided to irrevocably waive the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement.

At the inception of the Convertible Bonds, the Company determined the fair value of the embedded derivatives using the binomial option valuation methodology and recorded the amounts as financial liabilities in other long-term obligations of 408 and 189 for the €1.25 billion Convertible Bonds and the 800 Convertible Senior Notes, respectively. As a result of the waiver of the option to settle the 800 Convertible Senior Notes in cash for the cash value of the common shares at the date of settlement, the Company determined that the conversion option was an equity instrument. As a consequence, its fair value of 279 (198 net of tax) at the date of the waiver was transferred to equity.

As of December 31, 2012 and 2013, the fair value of the embedded derivative for the €1.25 billion Convertible Bonds was 25 and nil, respectively. The change in fair value of 156 (155 including foreign exchange effect) and 25 (25 including foreign exchange effect) related to the Convertible Bonds was a non-cash activity and was recognized in the consolidated statements of operations for the years ended December 31, 2012 and 2013 as financing costs, respectively. Assumptions used in the fair value determination as of December 31, 2012 and 2013 were as follows:

	€1.25 billion Convertible Bonds
	December 31,
	2012	2013
Spot value of shares	€ 12.94	€ 12.97
Quote of convertible bonds	€ 22.17	€ 20.91
Credit spread (basis points)	189	115
Dividend per quarter	€ 0.14	€ 0.00

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 18 and 19). Assumptions used in fair value of the euro denominated call option were similar to the ones used above for the embedded derivative.

Bonds

The following table describes the maturity and interest rates of various Notes and Bonds. The margin under certain of ArcelorMittal’s outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August (first downgrade), November and December 2012 (second downgrade), respectively. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, as described in the table below:

	Nominal value	Date of issuance	Repayment date	Interest rate	Issued at
	€0.1 billion Unsecured Bonds	July 15, 2004	July 15, 2014	5.50%(4)	101.97%
	€0.36 billion Unsecured Bonds	November 7, 2004	November 7, 2014	4.63%(4)	99.20%
	750 Unsecured Notes	May 20, 2009	February 15, 2015	9.50%(5)	98.93%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2015	4.25%(5)	99.12%
	500 Unsecured Notes	February 28, 2012	February 25, 2015	4.25%(5)	99.79%
	500 Unsecured Notes	March 7, 2011	March 1, 2016	4.25%(5)	99.57%
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	10.63%(2)	99.38%
	€1.0 billion Unsecured Bonds(1)	November 18, 2010	November 17, 2017	5.88%(5)	99.32%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	5.00%(5)	99.69%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%(4)	99.57%
	€0.5 billion Unsecured Notes(1)	March 29, 2012	March 29, 2018	5.75%(3)	99.71%
	1.5 billion Unsecured Notes	May 20,2009	June 1, 2019	10.35%(5)	97.52%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	5.75%(5)	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	6.00%(5)	99.36%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	6.75%(5)	98.28%
	1.0 billion Unsecured Bonds	October 1, 2009	October 15, 2039	7.50%(5)	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	7.50%(5)	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	7.25%(5)	99.18%

(1)	Issued under the €3 billion Euro Medium Term Notes Programme.
(2)	Change in interest rate following downgrades, effective on June 3, 2013.
(3)	Change in Interest rate following downgrades, effective on March 29, 2013.
(4)	No impact on interest rate following downgrades in 2012.
(5)	Change in interest rate following downgrades, effective in 2012.

On June 26, 2013, in connection with a zero premium cash tender offer to purchase any and all of its 4.625% Euro-denominated notes due in November 2014, ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  Upon settlement for all of the notes purchased pursuant to the offer, which occurred on July 1, 2013, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending out of which two agreements for the following subsidiaries were outstanding as of December 31, 2012: ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007. The agreement related to ArcelorMittal

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Kryviy Rih was fully repaid on April 3, 2013. The last repayment installment under ArcelorMittal Temirtau is in January 2015. The amount outstanding under the EBRD agreements as of December 31, 2013 was 25 as compared to 58 as of December 31, 2012.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2012 and 2013 was 330 (€250 million) and 345 (€250 million), respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2012 and 2013 was 83 (€63 million) and 68 (€49 million), respectively.

Other loans

On July 30, 2013, ArcelorMittal SA repurchased the full notional outstanding of €125 million 6.2% Notes maturing in 2016. On August 29, 2013, ArcelorMittal Finance, a wholly-owned subsidiary, repurchased its 120 privately placed Notes maturing in 2015 bearing an annual interest of 6.38%.

Americas

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in April 2014. The debt securities bear interest at a rate of 6.5% per annum. On July 22, 2005, ArcelorMittal USA repurchased 100 of Unsecured Notes leaving an outstanding balance of 500.

On June 28, 2013, in connection with the early tender portion of a zero premium cash tender offer to purchase any and all of its senior unsecured notes. ArcelorMittal purchased 310.7 principal amount of notes for a total aggregate purchase price (including accrued interest) of 327.0. An additional 0.8 principal amount of notes for a total aggregate purchase price (including accrued interest) of 0.8 were purchased on the final settlement date of July 16, 2013. Accordingly, a total of 311.5 principal amount of notes were purchased, for a total aggregate purchase price (including accrued interest) of 327.8. Upon settlement for all of the notes purchased pursuant to the offer, 188.5 principal amount remained outstanding.

 These Notes are fully and unconditionally guaranteed by ArcelorMittal.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (2.4 billion Revolving Credit Facility, 3.6 billion Revolving Credit Facility and certain borrowing agreements) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1 and 3.5 to 1 depending on the borrowing agreement.

Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2013.

As of December 31, 2013 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2014	4,092
2015	2,480
2016	2,427
2017	2,947
2018	2,330
Subsequent years	8,035
Total	22,311

The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2013
	Total USD	EUR	USD	BRL	PLN	CAD	Other
Short-term debt including the current portion of long-term debt	4,092	2,571	1,156	105	1	1	258
Long-term debt	18,219	4,012	13,874	230	4	18	81
Cash including restricted cash	(6,232)	(1,987)	(3,438)	(151)	(32)	(24)	(600)
Net debt	16,079	4,596	11,592	184	(27)	(5)	(261)

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2012		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	24,096	25,853	20,751	22,875
Instruments payable bearing interest at variable rates	1,485	1,629	1,015	989

The following tables summarize the Company’s bases used to measure its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

As of December 31, 2012
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	24,096	25,072	781	-	25,853
Instruments payable bearing interest at variable rates	1,485	-	1,629	-	1,629
Total long-term debt, including current portion at fair value	25,581	25,072	2,410	-	27,482

As of December 31, 2013
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	20,751	21,604	1,271	-	22,875
Instruments payable bearing interest at variable rates	1,015	-	989	-	989
Total long-term debt, including current portion at fair value	21,766	21,604	2,260	-	23,864

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Instruments payable classified as Level 1 refer to the Company’s listed bonds quoted in active markets. The total fair value is the official closing price as defined by the exchange on which the instrument is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Instruments payable classified as Level 2 refer to all debt instruments not classified as Level 1. Fixed rate debt is based on estimated future cash flows which are discounted using current zero coupon rates for the relevant maturities and currencies as well as ArcelorMittal’s credit spread quotations for the relevant maturities.

NOTE 18: FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2013.

	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	6,072	-	6,072	-	-	-	-
Restricted cash	160	-	160	-	-	-	-
Trade accounts receivable and other	4,886	-	4,886	-	-	-	-
Inventories	19,240	19,240	-	-	-	-	-
Prepaid expenses and other current assets	3,375	2,038	1,273				64
Assets held for sale	292	292	-	-	-	-
Total current assets	34,025	21,570	12,391	-	-	-	64

Non-current assets:
Goodwill and intangible assets	8,734	8,734	-	-	-	-	-
Biological assets	132	-	-	-	132	-	-
Property, plant and equipment	51,232	51,232	-	-	-	-	-
Investments in associates and joint ventures	7,195	7,195	-	-	-	-	-
Other investments	738	-	-	-	-	738	-
Deferred tax assets	8,938	8,938	-	-	-	-	-
Other assets	1,314	500	807	-	-	-	7
Total non-current assets	78,283	76,599	807	-	132	738	7
Total assets	112,308	98,169	13,198	-	132	738	71

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,092	-	-	4,092	-	-	-
Trade accounts payable and other	12,604	-	-	12,604	-	-	-
Short-term provisions	1,206	1,206	-	-	-	-	-
Accrued expenses and other liabilities	7,071	1,113	-	5,752	-	-	206
Income tax liabilities	179	179	-	-	-	-	-
Liabilities held for sale	83	83	-	-	-	-	-
Total current liabilities	25,235	2,581	-	22,448	-	-	206

Non-current liabilities:
Long-term debt, net of current portion	18,219	-	-	18,219	-	-	-
Deferred tax liabilities	3,115	3,115	-	-	-	-	-
Deferred employee benefits	9,494	9,494	-	-	-	-	-
Long-term provisions	1,883	1,883	-	-	-	-	-
Other long-term obligations	1,189	450	-	738	-	-	1
Total non-current liabilities	33,900	14,942	-	18,957	-	-	1

Equity:
Equity attributable to the equity holders of the parent	49,793	49,793	-	-	-	-	-
Non-controlling interests	3,380	3,380	-	-	-	-	-
Total equity	53,173	53,173	-	-	-	-	-
Total liabilities and equity	112,308	70,696	-	41,405	-	-	207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	807	-	-	807
Derivative financial current assets	-	286	-	286
Derivative financial non-current assets	-	17	37	54
Total assets at fair value	807	303	37	1,147

Liabilities at fair value:
Derivative financial liabilities	-	333	25	358
Total liabilities at fair value	-	333	25	358

As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	522	-	-	522
Derivative financial current assets	-	64	-	64
Derivative financial non-current assets	-	7	-	7
Total assets at fair value	522	71	-	593

Liabilities at fair value:
Derivative financial current liabilities	-	206	-	206
Derivative financial non-current liabilities	-	1	-	1
Total liabilities at fair value	-	207	-	207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in the available-for-sale financial assets is related to the sale of Erdemir shares (see note 14).

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial liability classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on our own shares and the call option on the 1,000 mandatory convertible bonds (see note 19). The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations

ArcelorMittal establishes the fair valuation of the euro-denominated call option on treasury shares, the call option on the 1,000 mandatory convertible bonds and the conversion option with respect to the €1.25 billion convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the years ended December 31, 2012 and 2013, respectively:

	€1.25 billion conversion option	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2011	(180)	180	111	111
Change in fair value	156	(156)	(99)	(99)
Foreign exchange	(1)	1	-	-
Balance as of December 31, 2012	(25)	25	12	12
Change in fair value	25	(25)	(12)	(12)
Foreign exchange	-	-	-	-
Balance as of December 31, 2013	-	-	-	-
1 Please refer to note 19 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. On September 27, 2011, the Company

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

increased the mandatory convertible bonds and the call option on the mandatory convertible bonds from 750 to 1,000. On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014, and on January 17, 2014, it was further extended to January 29, 2016. The fair value of these call options was 0 as of December 31, 2013 and the change in fair value recorded in the statements of operations as financing costs was 12. These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of 141.5 and volatility of 9.53%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928) including transaction costs. The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 0 as of December 31, 2013 and the change in fair value recorded in the statements of operations was (25). These call options are classified into Level 3.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2012 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	517	13	4.55%	50	(2)	1.17%
Other interest rate instruments	-	-		16	(1)
Total interest rate instruments		13			(3)

Foreign exchange rate instruments
Forward currency purchases	524	21		1,056	(23)
Forward currency sales	1,126	18		1,465	(21)
Currency swaps purchases	287	-		357	(42)
Foreign exchange option purchases	786	3		3,627	(221)
Foreign exchange option sales	4,281	228		132	-
Total foreign exchange rate instruments		270			(307)

Raw materials (base metal), freight, energy, emission rights
Term contract sales	230	15		136	(8)
Term contract purchases	92	5		167	(15)
Total raw materials (base metal), freight, energy, emission rights		20			(23)
Total		303			(333)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2013 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	188	3	4.55%	339	(11)	1.17%
Other interest rate instruments	-	-		20	-
Total interest rate instruments		3			(11)

Foreign exchange rate instruments
Forward currency purchases	49	2		5,323	(85)
Forward currency sales	396	13		83	(2)
Currency swap purchases	641	5		641	(72)
Foreign exchange option purchases	184	12		-	-
Foreign exchange option sales	-	-		167	(11)
Total foreign exchange rate instruments		32			(170)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	44	4		153	(16)
Term contracts purchases	458	32		196	(10)
Total raw materials (base metal), freight, energy, emission rights		36			(26)
Total		71			(207)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the loan. The Company and its counter-parties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Foreign exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand, Kazakh tenge and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollar, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby impacting negatively on the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices.

Following its Treasury and Financial Risk Management Policy, the Company hedges a portion of its net exposure to foreign exchange rates through foreign currency forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 17) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements.

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries. The Company actively manages its liquidity. Following the Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed/floating ratios, maturity profile and currency mix.

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2012
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,285)	(2,736)	(196)	(2,540)	-	-
Other bonds	(21,134)	(32,137)	(4,608)	(2,494)	(9,866)	(15,169)
Loans over 100	(1,251)	(1,510)	(340)	(104)	(766)	(300)
Trade and other payables	(11,407)	(11,419)	(11,419)	-	-	-
Other non-derivative financial liabilities	(1,634)	(2,020)	(967)	(374)	(526)	(153)
Total	(37,711)	(49,822)	(17,530)	(5,512)	(11,158)	(15,622)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	-	(1)	(2)	-
Foreign exchange contracts	(307)	(307)	(292)	(15)	-	-
Other commodities contracts	(23)	(23)	(16)	(6)	(1)	-
Total	(333)	(333)	(308)	(22)	(3)	-

	December 31, 2013
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,473)	(2,607)	(2,607)	-	-	-
Other bonds	(17,485)	(27,041)	(2,018)	(3,351)	(9,309)	(12,363)
Loans over 100	(965)	(1,488)	(145)	(154)	(757)	(432)
Trade and other payables	(12,604)	(12,619)	(12,619)	-	-	-
Other non-derivative financial liabilities	(1,388)	(1,512)	(776)	(192)	(324)	(220)
Total	(34,915)	(45,267)	(18,165)	(3,697)	(10,390)	(13,015)

Derivative financial liabilities
Interest rate instruments	(11)	(11)	(10)	-	(1)	-
Foreign exchange contracts	(170)	(170)	(170)	-	-	-
Other commodities contracts	(26)	(26)	(26)	-	-	-
Total	(207)	(207)	(206)	-	(1)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following tables present the periods in which cash flows hedges are expected to mature:

	December 31, 2012
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(20)	(15)	(5)	-	-	-
Commodities	1	1	-	-	-	-
Total	(19)	(14)	(5)	-	-	-

	December 31, 2013
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(65)	(44)	(19)	(2)	-	-
Commodities	3	-	1	1	1	-
Emission rights	1	-	-	1	-	-
Total	(61)	(44)	(18)	-	1	-

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2012
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	38	6	(3)	17	18	-
Commodities	1	1	-	-	-	-
Total	39	7	(3)	17	18	-

	December 31, 2013
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(34)	(7)	(17)	(10)	-	-
Emission rights	14	-	-	-	-	14
Total	(20)	(7)	(17)	(10)	-	14

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2012, €439 million (566) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of foreign currency fluctuations, the deferred gain was €68 million (90),

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

excluding deferred tax expense of €26 million (35), as of December 31, 2012, which was fully recycled to the consolidated statements of operations during the year ended December 31, 2013.

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million (62), including deferred tax expense of €13 million (17). The effective portion represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain is expected to be recycled to the statements of operations between 2012 and 2014. During 2013, €26 million (35) was recycled to cost of sales related to the sale of inventory in 2013. Including the effects of foreign currency fluctuations, the deferred gain was €7 million (9), excluding deferred tax expense of €2 million (3), as of December 31, 2013.

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin and copper) freight and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2012	2013
Base metals	5	5
Freight	(6)	4
Energy (oil, gas, electricity)	(2)	-
Emission rights	-	1
Total	(3)	10

Derivative assets associated with raw material, energy, freight and emission rights	20	36
Derivative liabilities associated with raw material, energy, freight and emission rights	(23)	(26)
Total	(3)	10

ArcelorMittal, consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contract. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2012 and 2013, the Company had a net notional position of  nil with a net fair value of nil and a net notional position of 178 with a net fair value of  1, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 7.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies, mainly euro, for which the Company estimates to be a reasonably possible exposure. The sensitivity analysis includes only foreign currency derivatives on USD against another currency. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2013
	Income	Other Equity
10% strengthening in U.S. dollar	36	461
10% weakening in U.S. dollar	(36)	(461)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2013
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	48	1
100 bp decrease	(48)	(1)

1               Please refer to note 17 for a description of total net debt (including fixed and floating portion)

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through the consolidated statements of operations and those designated in hedge accounting relationships.

	December 31, 2013
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	2	22
Freights	2	-
Emission rights	-	18
Energy	1	-
-10% in prices
Base Metals	(3)	(22)
Freights	(2)	-
Emission rights	-	(18)
Energy	(1)	-

NOTE 19: EQUITY

Authorized shares

At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €7.7 billion represented by 1,773 million shares without nominal value.

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,996 million shares without nominal value.

Share capital

On January 25, 2011, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to decrease the issued share capital, the share premium, the legal reserve and the retained earnings of the Company as a result of the spin-off the Company’s stainless steel business into Aperam. The Company’s issued share capital was reduced by €409 (547) from €6,837 (9,950) to €6,428 (9,403) without reduction in the number of shares issued and fully paid up, which remained at 1,560,914,610. The ordinary shares do not have a nominal value.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Following the completion of an offering of ordinary shares on January 14, 2013, ArcelorMittal increased share capital by €455 (608) from €6,428 (9,403) to €6,883 (10,011) through the issuance of 104,477,612 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,665,392,222.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.8 million and 11.8 million treasury shares as of December 31, 2012 and December 31, 2013, respectively.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment may be deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity. Coupon payments to holders of subordinated perpetual capital securities in 2012 and 2013 were nil and 57, respectively.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding 650 subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2013, $16.49 and $20.61, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until ten business days before the maturity date. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental Group Company Ltd (“China Oriental”).

On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000.

On December 18, 2012, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2014. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 949 (net of tax and fees) and debt for 49. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 65 and was recognized as financing costs in the consolidated statements of operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Net income (loss) attributable to equity holders of the parent	2,420	(3,352)	(2,545)
Interest assumed on the coupon for subordinated perpetual capital securities	-	(15)	(57)
Net income (loss) considered for the purposes of basic earnings per share	2,420	(3,367)	(2,602)
Interest, foreign exchange and fair value of the embedded derivatives assumed for the Convertible Bonds issued in 2009	(347)	-	-
Net income (loss) considered for the purposes of diluted earnings per share	2,073	(3,367)	(2,602)

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,549	1,549	1,780
Incremental shares from assumed conversion of stock options, restricted share units and performance share units (in millions)	-	1	2
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	62	-	-
Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,611	1,550	1,782

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 22 million, 23 million and 22 million potential common shares from stock options outstanding for the years ended December 31, 2011, 2012 and 2013, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 94 million potential common shares from the Convertible Bonds described in note 17 for the year ended December 31, 2013 because the potential common shares are anti-dilutive.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s statutory accounts (“ArcelorMittal SA”) which are prepared in accordance with IFRS. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

On May 10, 2010 the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2011 ($0.1875 per quarter). The quarterly dividend was paid on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

On May 8, 2012, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2012 ($0.1875 per quarter). The quarterly dividend was paid on March 13, 2012 (interim dividend), June 14, 2012, September 10, 2012 and December 10, 2012.

On May 8, 2013 at the Annual General Shareholders’ meeting, the shareholders approved the Board of Directors’ recommendation to reduce the Company’s dividend to $0.20 per share for the full year of 2013. The dividend for the full year of 2013 was paid on July 15, 2013.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Dates of grant and exercise prices are as follows:

Date of grant	Exercise prices (per option)
August 2008	78.44
December 2007	70.81
August 2007	61.09
August 2009	36.38
September 2006	32.07
August 2010	30.66
August 2005	27.31
December 2008	22.56
November 2008	21.14

No options were granted during the years ended December 31, 2011, 2012 and 2013.

The fair values for options and other share-based compensation is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated using the Black-Scholes-Merton option pricing model (based on year of grant).

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 73, 25 and 5 for each of the years ended December 31, 2011, 2012, and 2013, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2011, 2012, and 2013:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	$50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31

Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14
Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2013:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,059,350	4.60	5,059,350	August 5, 2018
70.81	13,000	3.95	13,000	December 11, 2017
61.09	3,665,003	3.59	3,665,003	August 2, 2017
36.38	4,893,900	5.60	4,893,900	August 4, 2019
32.07	1,786,103	2.67	1,786,103	September 1, 2016
30.66	5,047,000	6.60	5,047,000	August 3, 2020
27.31	1,096,685	1.65	1,096,685	August 23, 2015
21.14	2,585	4.87	2,585	November 10, 2018
$21.14 – 78.44	21,563,626	4.81	21,563,626

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of Restricted Share Unites (each, an “RSU”) and Performance Share Unites (each, a “PSU”) to eligible Company employees and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan.

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2013 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2013 annual general shareholders’ meeting to the May 2014 annual general shareholders’ meeting, a maximum of 3,500,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

 ArcelorMittal Equity Incentive Plan

RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Group. Between 500 and 700 of the Group’s most senior managers are eligible for RSUs.

The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs. The target group for PSU grants initially included the Chief Executive Officer and the other GMB members. However, from 2013 onwards, the Chief Executive Officer and other GMB members receive PSU grants under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan.

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

GMB PSU Plan

The GMB PSU Plan is designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives. The members of the GMB including the Chief Executive Officer are eligible for PSU grants. The

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the Group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Company, represented by the Appointment, Remuneration and Corporate Governance Committee of the Board of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for the other GMB members. Each PSU may give right to up to two shares of the Company. The two performance criteria required to be met for PSUs to vest are total shareholder return and earnings per share

In September 2011, a total of 1,303,515 RSUs were granted to a total of 772 employees.

In March 2012, a total of 267,165 PSUs were granted to a total of 118 employees.

In March 2013, a total of 1,071,190 RSUs and 182,970 PSUs were granted to a total of 681 employees and 94 employees, respectively.

In June 2013, a total of 631,077 PSUs under the GMB PSU Plan were granted to a total of 7 employees.

In September 2013, a total of 1,065,415 RSUs and 504,075 PSUs were granted to a total of 682 employees and 384 employees, respectively.

These equity incentive plans are accounted for as equity-settled share-based transactions. The fair value for the RSUs and PSUs allocated to the beneficiaries is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expenses recognized for the RSUs were 2, 6, and 10 for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. The compensation expense recognized for the PSUs was 1 and 4 for the years ended December 31, 2012 and 2013, respectively.

Share unit plan activity is summarized below as of and for each year ended December 31, 2012 and 2013:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2011	1,303,515	$14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2013:

Shares units outstanding
Fair value per share	Number of shares	Shares exercised	Maturity
$16.87	221,220	-	March 30, 2015
16.60	631,077	-	June 28, 2016
14.45	1,138,577	22,449	September 29, 2014
13.17	504,075	-	September 27, 2016
13.17	1,065,415	-	September 27, 2016
12.37	1,039,674	1,122	March 29, 2016
12.37	170,775	-	March 29, 2016
$16.87 – 12.37	4,770,813	23,571

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 20: FINANCING COSTS

Financing costs recognized in the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Recognized in the statements of operations
Interest expense	(1,946)	(2,031)	(1,890)
Interest income	123	157	113
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and mandatory convertible bonds	42	(99)	(12)
Net gain (loss) on other derivative instruments	(10)	4	11
Accretion of defined benefit obligations and other long term liabilities	(658)	(694)	(574)
Net foreign exchange result and others *	(534)	(252)	(763)
Total	(2,983)	(2,915)	(3,115)

Recognized in equity (Company share)
Net change in fair value of available-for-sale financial assets	(14)	(937)	68
Effective portion of changes in fair value of cash flow hedge	(133)	(449)	(110)
Foreign currency translation differences for foreign operations	(2,796)	636	(666)
Total	(2,943)	(750)	(708)

*    Net foreign exchange result and others is mainly related to net foreign exchange effects on financial assets and   liabilities, expenses related to True Sale of Receivables (“TSR”) programs and bank fees.

NOTE 21: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2011, 2012 and 2013, respectively, are summarized as follows:

	Year ended December 31,
	2011	2012	2013
Total current tax expense	1,018	502	305
Total deferred tax expense (benefit)	(139)	(2,408)	(90)
Total income tax expense (benefit)	879	(1,906)	215

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2011	2012	2013
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)
Discontinued operations	(461)	-	-
Income tax expense (benefit)	879	(1,906)	215
Income (loss) before tax :	2,835	(5,375)	(2,360)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	91	(2,116)	(591)
Permanent items	(29)	(9,635)	(1,544)
Rate changes	-	(79)	25
Net change in measurement of deferred tax assets	483	9,708	2,067
Effects of tax holiday	26	-	-
Effects of foreign currency translation	143	(23)	(81)
Tax credits	(196)	(27)	(57)
Other taxes	243	168	57
Others	118	98	339
Income tax expense (benefit)	879	(1,906)	215

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2011	2012	2013
Notional Interest Deduction	(706)	(154)	(10)
Juros sobre o Capital Próprio (“JSCP”)	-	(2)	-
Interest recapture	602	294	8
Non tax deductible goodwill impairment	-	1,260	-
Tax deductible write-down on shares	-	(11,083)	(1,217)
Non tax deductible provisions	(20)	-	-
Tax deductible capital losses	-	(2)	(371)
Other permanent items	95	52	46
Total permanent items	(29)	(9,635)	(1,544)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differ from IFRS. The applicable interest rate used in calculating this tax deduction is 2.742% for 2013. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expense is only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Non tax deductible goodwill impairment: In December 2012 ArcelorMittal partially impaired the goodwill in its European businesses for a total amount of 4.3 billion, due to a weaker macro economic and market environment in Europe. This follows the completion of its yearly goodwill impairment test required by IFRS.

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments is also reviewed annually, resulting in write-downs of the value of shares of consolidated subsidiaries in Luxembourg which are principally tax deductible.

Tax deductible capital losses: The loss on sales of consolidated subsidiaries in Canada and Luxembourg which are principally tax deductible.

Rate changes

The 2012 tax benefit from rate changes of (79) results from the increase of the substantively enacted corporate income tax rate in Luxembourg.

The 2013 tax expense from rate changes of 25 results from the increase or from the postponement of the reduction of the substantively enacted corporate income tax rate in Mexico and Ukraine respectively.

Net change in measurement of deferred tax assets

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The 2011 net change in measurement of deferred tax assets of 483 primarily consists of tax expense of 672 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (189).

The 2012 net change in measurement of deferred tax assets of 9,708 primarily consists of tax expense of 8,708 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,102 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (102).

The 2013 net change in measurement of deferred tax assets of 2,067 primarily consists of tax expense of 1,031 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,150 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (114).

Effects of foreign currency translation

The effects of foreign currency translation of 143, (23) and (81) at December 31, 2011, 2012 and 2013 respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (196), (27) and (57) in 2011, 2012 and 2013 respectively are mainly attributable to our operating subsidiaries in Spain and Brazil. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

 Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 59, 79 and (45), as well as mining duties in Canada and Mexico of 177, 92 and 106, flat tax in Mexico of (30), (17) and 5 and state tax in the United States of 29, 16 and (28) in 2011, 2012 and 2013 respectively.

Others

Others consist of:

	Year ended December 31,
	2011	2012	2013
Tax contingencies/settlements	130	83	295
Prior period taxes	- 9	- 4	13
Others	- 3	19	31
Total	118	98	339

The 2011 others of 118 primarily consists of provision for uncertain tax position concerning permanent business establishment in Italy of 88 (see Note 25 to ArcelorMittal’s consolidated financial statements).

The 2012 others of 98 primarily consists of a settlement agreement with regard to non tax deductible interest expenses as a result of a tax audit in Spain of 55.

The 2013 others of 339 primarily consists of the settlement of two tax amnesty programs in Brazil of 222 and settlement agreements as a result of tax audits in Germany of 73.

Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	12	(3)	-
	12	(3)	-
Deferred tax expense (benefit)
Unrealized gain (loss) on available-for-sale securities	(1)	-	-
Unrealized gain (loss) on derivative financial instruments	(88)	(210)	(48)
Recognized actuarial gain (loss)	(138)	(72)	155
Foreign currency translation adjustments	9	79	(66)
	(218)	(203)	41
	(206)	(206)	41
Recognized in retained earnings:
Deferred tax expense
Gain on sale of non-controlling interests	-	-	9
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	3	(1)	-
	(203)	(207)	50

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

    Uncertain tax positions

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied to complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows.

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2012	2013	2012	2013	2012	2013
Intangible assets	67	9	(1,204)	(1,157)	(1,137)	(1,148)
Property, plant and equipment	354	402	(8,325)	(7,697)	(7,971)	(7,295)
Inventories	728	561	(560)	(534)	168	27
Available-for-sale financial assets	1	-	(1)	-	-	-
Financial instruments	207	49	(144)	(66)	63	(17)
Other assets	524	634	(680)	(674)	(156)	(40)
Provisions	2,439	2,291	(647)	(585)	1,792	1,706
Other liabilities	837	711	(898)	(370)	(61)	341
Tax losses carried forward	12,160	11,830	-	-	12,160	11,830
Tax credits and other tax benefits carried forward	522	546	-	-	522	546
Untaxed reserves	-	-	(117)	(127)	(117)	(127)
Deferred tax assets / (liabilities)	17,839	17,033	(12,576)	(11,210)	5,263	5,823

Deferred tax assets					8,221	8,938
Deferred tax liabilities					(2,958)	(3,115)

Deferred tax assets recognized by the Company as of December 31, 2012 are analyzed as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,960	22,707	12,160	10,547
Tax credits and other tax benefits carried forward	2,121	1,407	522	885
Other temporary differences	22,285	6,607	5,157	1,450
Total		30,721	17,839	12,882

Deferred tax assets recognized by the Company as of December 31, 2013 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	85,743	25,237	11,830	13,407
Tax credits and other tax benefits carried forward	2,161	1,575	546	1,029
Other temporary differences	18,372	5,679	4,657	1,022
Total		32,491	17,033	15,458

As of December 31, 2013, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Brazil, Canada, France, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitation on the yearly use of tax losses against taxable income.

The total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately 59.5 billion as of December 31, 2013. Of this amount 30.8 billion is considered realizable, resulting in the recognition of 8.7 billion of deferred tax assets at the applicable income tax rate in Luxembourg.  The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Tax losses can be carried forward indefinitely and specific loss settlement restrictions are not included in the Luxembourg tax legislation. The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for the tax losses carried forward in Luxembourg. As part of its assessment the Company has taken into account (i) its most recent forecast approved by management, (ii) the reorganization effected during 2012 under which the amount of deductible interest charges in Luxembourg on intra group loans has been significantly reduced, (iii) the fact that during 2012 ArcelorMittal in Luxembourg became the main provider of funding to the Group’s consolidated subsidiaries, leading to recognition of significant amounts of taxable interest income and (iv) other significant and reliable sources of income derived from distribution and procurement centers located in Luxembourg for many of ArcelorMittal’s European and worldwide operating subsidiaries.

At December 31, 2013, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 8,938 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8,938 is at least 32,102. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other positive evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

For the period ended December 31, 2012 ArcelorMittal recorded approximately 23 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. These liabilities have been re-estimated at approximately 16 for the period ended December 31, 2013. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 2,769.

    Tax losses, tax credits and other tax benefits carried forward

At December 31, 2013, the Company had total estimated tax losses carried forward of 85,743.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Such amount includes net operating losses of 9,140 primarily related to subsidiaries in Canada, the Netherlands, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2014	369
2015	130
2016	443
2017	226
2018	331
2019 - 2033	7,641
Total	9,140

The remaining tax losses carried forward of 76,603 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany and Luxembourg.

At December 31, 2013, the Company also had total estimated tax credits and other tax benefits carried forward of 2,161, of which 546 recognized and 1,029 unrecognized. Tax credits and other tax benefits of 312 expire within the next 5 years, 528 in years 2019-2031, and the remaining 1,321 has no expiry date.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 22: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2011	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2012
Environmental (see note 26)	733	210	(103)	3	20	863
Asset retirement obligations (see note 26)	370	172	(1)	-	8	549
Site restoration	88	38	(15)	-	(18)	93
Staff related obligations	153	82	(69)	-	-	166
Voluntary separation plans [1]	103	213	(181)	-	26	161
Litigation and other (see note 26)	904	221	(246)	1	46	926
Tax claims	331	102	(113)	-	14	334
Other legal claims	273	119	(133)	1	32	292
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	128	44	(71)	10	(19)	92
Other [3]	338	96	(130)	-	(96)	208
	2,817	1,076	(816)	14	(33)	3,058
Short-term provisions	1,214					1,194
Long-term provisions	1,603					1,864
	2,817					3,058

	Balance at December 31, 2012	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2013
Environmental (see note 26)	863	149	(93)	-	(4)	915
Asset retirement obligations (see note 26)	549	45	(5)	-	(73)	516
Site restoration	93	27	(44)	-	(1)	75
Staff related obligations	166	67	(48)	-	(16)	169
Voluntary separation plans [1]	161	72	(149)	-	54	138
Litigation and other (see note 26)	926	178	(116)	-	(34)	954
Tax claims	334	101	(27)	-	(53)	355
Other legal claims	292	77	(89)	-	19	299
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	92	74	(66)	-	(7)	93
Other [3]	208	114	(129)	-	36	229
	3,058	726	(650)	-	(45)	3,089
Short-term provisions	1,194					1,206
Long-term provisions	1,864					1,883
	3,058					3,089

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1       In 2012, new voluntary separation plans were announced in Spain, Poland, Bosnia and Herzegovina, Romania, Kazakhstan, Netherlands, Belgium and Czech Republic. The outstanding provision relates to remaining plans primarily in Spain, France, Bosnia and Herzegovina and Netherlands, which are expected to be settled within one year. In 2013, new voluntary separation plans were announced in France, South Africa, Romania, Ukraine and Kazakhstan. The outstanding provision relates to remaining plans primarily in Spain, France and South Africa, which are expected to be settled within one year.

2       The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

3       Other includes provisions for technical warranties and guarantees.

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts provided for and the actual outflows. In general, provisions are presented on a non-discounted basis due to the uncertainties regarding the timing or the short period of their expected consumption.

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years. The increase in 2013 is related to restructuring costs largely associated with asset optimization and affecting primarily the Europe segment (including the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and long carbon operations).

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France.

Provisions for staff related obligations concern primarily USA and Brazil and are related to various employees’ compensation.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 26.

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract.

NOTE 23: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2012	2013
Accrued payroll and employee related expenses	2,007	2,012
Collection under TSR programs	1,347	1,638
Payable from acquisition of intangible, tangible & financial assets	961	1,068
Other suppliers payables and accrued interest	1,202	1,552
Derivative instruments	308	207
Other amounts due to public authorities	742	542
Unearned revenue and accrued payables	161	52
Total	6,728	7,071

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 24: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2012	2013
Purchase commitments	17,566	18,557
Guarantees, pledges and other collateral	3,700	3,290
Non-cancellable operating leases	2,269	2,235
Capital expenditure commitments	1,010	1,060
Other commitments	3,022	3,354
Total	27,567	28,496

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight contracts.

Purchase commitments include commitments given to associates for 683 and 641 as of December 31, 2012 and 2013, respectively. There were no purchase commitments relating to joint ventures.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit line given on behalf of third parties were 79 and 89 as of December 31, 2012 and 2013, respectively. Additionally, 18 and 32 were related to guarantees given on behalf of associates. Guarantees of 216 and 320 were given on behalf of joint ventures as of December 31, 2012 and 2013, respectively.

Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 1 and 3 of commitments given on the behalf of associates as of December 31, 2012 and 2013, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2013 according to maturity periods are as follows:

Less than 1 year	595
1-3 years	642
4-5 years	419
More than 5 years	579
Total	2,235

The operating leases expense was 430, 452 and 672 in 2011, 2012 and 2013, respectively. The non-cancellable operating leases commitments are related to plant, machinery and equipment (1,752), buildings (318), land (94) and other (71).

Capital expenditure commitments

Capital expenditure commitments are mainly related to the following:

ArcelorMittal Temirtau committed to expand the production capacity from 4 million tons to 6 million tons (177) and committed, since 2008, to improve the safety and security in the mining area (96).

ArcelorMittal committed to invest in a new sintering plant in Ukraine (339).

Other commitments given

Other commitments given comprise mainly commitments incurred for undrawn credit lines confirmed to customers and gas supply to electricity suppliers.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other

On November 29, 2013, ArcelorMittal entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire 100% of ThyssenKrupp Steel USA (“TK Steel USA”) from ThyssenKrupp for 1,550. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from ThyssenKrupp Companhia Siderúrgica do Atlântico (“TK CSA”), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) terminated on January 29, 2014. The termination of the HSR waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close later in the first quarter of 2014.

NOTE 25: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries sponsor different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, life expectancy and future healthcare cost trends and market value of the underlying assets.

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2012	2013
Pension plan benefits	4,774	3,283
Other post-employment benefits	6,030	5,234
Early retirement benefits	583	487
Defined benefit liabilities	11,387	9,004
Termination benefits	241	490
Total	11,628	9,494

The early retirement benefits and termination benefits are related mainly to European countries (Belgium, Spain, Luxembourg, Germany and France).

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 18% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants.

Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 521 different participating employers. ArcelorMittal USA makes contributions to this multi-employer plan in the amount of $2.65 per contributory hour.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expires on September 1, 2015. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Canada

The primary pension plans are those of ArcelorMittal Dofasco, ArcelorMittal Mines Canada and ArcelorMittal Montreal.

The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The hybrid plan was closed for new hires on December 31, 2011 and replaced by a new defined contribution pension plan.

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan financed by employer and employee contributions. The changes resulted in a curtailment gain of 285 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service. This plan was closed for new hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and services. The ArcelorMittal Mines Canada hourly workers’ defined benefit plan is a unionized plan and is still open to new hires.

ArcelorMittal Mines Canada entered into a six-year collective labor agreements (“CLA”) during the second quarter of 2011. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

ArcelorMittal Montreal sponsors several defined benefit and defined contribution pension plans for its various groups of employees, with most defined benefit plans closed to new entrants several years ago. The primary defined benefit pension plan sponsored by ArcelorMittal Montreal provides certain unionized employees with a flat dollar pension depending on an employee’s length of service.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced by defined contributions pension plans for active members financed by employer and employee contributions.

In ArcelorMittal Belgium - Gent site, the reform in 2012 of the post-employment plans for employees resulted in the closing of the defined benefit plan for new hires. The Company realized a curtailment gain as changes in employee status no longer result in retroactive obligations and recognized a non-recurrent profit of 28 in operating income.

South Africa

There are two primary defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employers’ and employees’ contributions.

Other

A limited number of funded defined benefit plans are in place in countries (mainly Trinidad & Tobago, Ukraine and Kazakhstan) where funding is permissible.

The majority of the funded defined benefit payments described earlier provide benefit payments from trustee-administered funds. ArcelorMittal also sponsors a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trusts are legally separated from the Company and are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the governing bodies and their composition. In general terms, governing bodies are required by law to act in the best interest of the plan members and are responsible for certain tasks related to the plan (e.g. setting the plan's investment policy).

In case of the funded pension plans, the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations of the pension plans.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

A long-term investment strategy has been set for ArcelorMittal’s major funded pension plans, with its asset allocation comprising of a mixture of equities securities, fixed income securities, real estate and other appropriate assets. This recognizes that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, in particular, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,576	3,792	3,530	880	2,180	873	321
	Current service cost	175	55	62	10	36	-	12
	Interest cost on DBO	619	158	175	90	106	69	21
	Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
	Plan participants’ contribution	5	-	1	2	1	-	1
	Curtailments and settlements	(133)	-	(94)	-	(32)	-	(7)
	Actuarial (gain) loss	1,631	205	512	221	620	60	13
	Demographic assumptions	150	49	(6)	(35)	142	-	-
	Financial assumptions	1,233	132	317	194	497	81	12
	Experience adjustment	248	24	201	62	(19)	(21)	1
	Benefits paid	(775)	(246)	(208)	(56)	(153)	(89)	(23)
	Foreign currency exchange rate differences and other movements[1]	(62)	-	97	(156)	58	(31)	(30)
	Benefit obligation at end of the period	13,006	3,976	4,032	991	2,817	882	308

	Change in plan assets
	Fair value of plan assets at beginning of the period	7,467	2,204	2,866	801	598	885	113
	Interest income on plan assets	445	101	152	76	34	75	7
	Return on plan assets greater/(less) than discount rate	455	165	76	21	111	76	6
	Employer contribution	579	287	243	15	33	-	1
	Plan participants’ contribution	5	-	1	2	1	-	1
	Benefits paid	(640)	(241)	(206)	(56)	(44)	(89)	(4)
	Foreign currency exchange rate differences and other movements	(3)	-	78	(124)	76	(33)	-
	Fair value of plan assets at end of the period	8,308	2,516	3,210	735	809	914	124

	Present value of the wholly or partly funded obligation	(11,405)	(3,940)	(4,016)	(991)	(1,459)	(882)	(117)
	Fair value of plan assets	8,308	2,516	3,210	735	809	914	124
	Net present value of the wholly or partly funded obligation	(3,097)	(1,424)	(806)	(256)	(650)	32	7
	Present value of the unfunded obligation	(1,601)	(36)	(16)	-	(1,358)	-	(191)
	Prepaid due to unrecoverable surpluses	(62)	-	-	(27)	(3)	(32)	-
	Net amount recognized	(4,760)	(1,460)	(822)	(283)	(2,011)	-	(184)

	Net assets related to funded obligations	14	-	6	-	-	-	8
	Recognized liabilities	(4,774)	(1,460)	(828)	(283)	(2,011)	-	(192)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(79)	-	-	(64)	(3)	(12)	-
	Interest cost on unrecoverable surplus	(11)	-	-	(5)	-	(6)	-
	Change in unrecoverable surplus in excess of interest	20	-	-	36	-	(16)	-
	Exchange rates changes	8	-	-	6	-	2	-
	Unrecoverable surplus at end of the period	(62)	-	-	(27)	(3)	(32)	-

1	Other movements include the divestiture of Paul Wurth for (71)

	Year Ended December 31, 2013
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	13,006	3,976	4,032	991	2,817	882	308
Current service cost	165	49	45	11	46	1	13
Interest cost on DBO	565	150	167	84	85	57	22
Past service cost - Plan amendments	1	-	-	-	1	-	-
Plan participants’ contribution	5	-	1	2	-	-	2
Curtailments and settlements	(17)	-	-	-	-	(17)	-
Actuarial (gain) loss	(850)	(324)	(198)	(248)	(88)	(4)	12
Demographic assumptions	37	3	33	12	(11)	-	-
Financial assumptions	(933)	(312)	(251)	(238)	(88)	(20)	(24)
Experience adjustment	46	(15)	20	(22)	11	16	36
Benefits paid	(796)	(255)	(219)	(51)	(158)	(81)	(32)
Foreign currency exchange rate differences and other movements	(459)	-	(268)	(100)	80	(162)	(9)
Benefit obligation at end of the period	11,620	3,596	3,560	689	2,783	676	316

Change in plan assets
Fair value of plan assets at beginning of the period	8,308	2,516	3,210	735	809	914	124
Interest income on plan assets	375	87	132	66	23	60	7
Return on plan assets greater/(less) than discount rate	792	363	285	46	19	76	3
Employer contribution	276	203	46	15	11	-	1
Plan participants’ contribution	5	-	1	2	-	-	2
Settlements	(13)	-	-	-	-	(13)	-
Benefits paid	(654)	(251)	(218)	(51)	(48)	(81)	(5)
Foreign currency exchange rate differences and other movements	(503)	(10)	(212)	(80)	(29)	(170)	(2)
Fair value of plan assets at end of the period	8,586	2,908	3,244	733	785	786	130

Present value of the wholly or partly funded obligation	(9,985)	(3,562)	(3,545)	(689)	(1,389)	(676)	(124)
Fair value of plan assets	8,586	2,908	3,244	733	785	786	130
Net present value of the wholly or partly funded obligation	(1,399)	(654)	(301)	44	(604)	110	6
Present value of the unfunded obligation	(1,635)	(34)	(15)	-	(1,394)	-	(192)
Prepaid due to unrecoverable surpluses	(194)	-	-	(81)	(3)	(110)	-
Net amount recognized	(3,228)	(688)	(316)	(37)	(2,001)	-	(186)

Net assets related to funded obligations	55	-	50	-	-	-	5
Recognized liabilities	(3,283)	(688)	(366)	(37)	(2,001)	-	(191)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(62)	-	-	(27)	(3)	(32)	-
Interest cost on unrecoverable surplus	(5)	-	-	(2)	-	(3)	-
Change in unrecoverable surplus in excess of interest	(138)	-	-	(55)	-	(83)	-
Exchange rates changes	11	-	-	3	-	8	-
Unrecoverable surplus at end of the period	(194)	-	-	(81)	(3)	(110)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2011
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	167	45	59	12	39	-	12
Past service cost - Plan amendments	57	-	20	-	37	-	-
Past service cost - Curtailments	(7)	-	-	-	(3)	-	(4)
Net interest cost/(income) on net DB liability/(asset)	179	58	20	12	70	-	19
Total	396	103	99	24	143	-	27

	Year Ended December 31, 2012
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	175	55	62	10	36	-	12
Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
Past service cost - Curtailments	(133)	-	(94)	-	(32)	-	(7)
Net interest cost/(income) on net DB liability/(asset)	185	57	23	19	72	-	14
Total	197	124	(52)	29	77	-	19

	Year Ended December 31, 2013
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	165	49	45	11	46	1	13
Past service cost - Plan amendments	1	-	-	-	1	-	-
Past service cost - Curtailments and settlements	(4)	-	-	-	-	(4)	-
Net interest cost/(income) on net DB liability/(asset)	195	63	35	20	62	-	15
Total	357	112	80	31	109	(3)	28

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain other countries (mainly Mexico and Algeria), provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

The current labor agreement between ArcelorMittal USA and the United Steelworkers requires payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust at a fixed amount of 25 per quarter. The VEBA primarily provides limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Additionally, ArcelorMittal USA’s retiree health care costs are capped at the 2008 per capita level for years 2010 and after.  The VEBA can be utilized to the extent funds are available for costs in excess of the cap for these retirees.  An agreement with the union allowed ArcelorMittal USA to defer quarterly contributions in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions were fully paid in 2012. In 2012, the labor agreement was renewed for a period of three years without any significant benefit amendments.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plan. These assets consist of 65% in fixed income and 35% in equities and alternatives. The total fair value of the assets in the VEBA trust was 679 as of December 31, 2013.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,619	4,953	948	548	170
	Current service cost	86	42	12	21	11
	Interest cost on DBO	298	215	42	28	13
	Past service cost - Plan amendments	(148)	10	(163)	1	4
	Plan participants’ contribution	23	23	-	-	-
	Curtailments and settlements	(1)	-	-	(1)	-
	Actuarial (gain) loss	114	(75)	60	104	25
	Demographic assumptions	(563)	(356)	(206)	5	(6)
	Financial assumptions	442	225	84	108	25
	Experience adjustment	235	56	182	(9)	6
	Benefits paid	(334)	(233)	(53)	(36)	(12)
	Foreign currency exchange rate differences and other movements	77	-	24	24	29
	Benefit obligation at end of the period	6,734	4,935	870	689	240

	Change in plan assets
	Fair value of plan assets at beginning of the period	529	514	-	15	-
	Interest income on plan assets	21	20	-	1	-
	Return on plan assets greater/(less) than discount rate	18	18	-	-	-
	Employer contribution	344	344	-	-	-
	Plan participants’ contribution	23	23	-	-	-
	Benefits paid	(230)	(230)	-	-	-
	Foreign currency exchange rate differences and other movements	(1)	-	-	(1)	-
	Fair value of plan assets at end of the period	704	689	-	15	-

	Present value of the wholly or partly funded obligation	(1,581)	(1,478)	-	(103)	-
	Fair value of plan assets	704	689	-	15	-
	Net present value of the wholly or partly funded obligation	(877)	(789)	-	(88)	-
	Present value of the unfunded obligation	(5,153)	(3,457)	(870)	(586)	(240)
	Net amount recognized	(6,030)	(4,246)	(870)	(674)	(240)

		Year Ended December 31, 2013
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,734	4,935	870	689	240
	Current service cost	96	41	13	26	16
	Interest cost on DBO	275	201	37	21	16
	Past service cost - Plan amendments	3	-	-	(2)	5
	Plan participants’ contribution	21	21	-	-	-
	Curtailments and settlements	(24)	-	-	(24)	-
	Actuarial (gain) loss	(698)	(572)	(61)	(82)	17
	Demographic assumptions	14	47	(28)	(10)	5
	Financial assumptions	(600)	(517)	(44)	(30)	(9)
	Experience adjustment	(112)	(102)	11	(42)	21
	Benefits paid	(336)	(236)	(40)	(51)	(9)
	Foreign currency exchange rate differences and other movements [1]	(97)	-	(57)	37	(77)
	Benefit obligation at end of the period	5,974	4,390	762	614	208

	Change in plan assets
	Fair value of plan assets at beginning of the period	704	689	-	15	-
	Interest income on plan assets	27	27	-	-	-
	Return on plan assets greater/(less) than discount rate	32	33	-	(1)	-
	Employer contribution	189	189	-	-	-
	Plan participants’ contribution	21	21	-	-	-
	Benefits paid	(234)	(234)	-	-	-
	Foreign currency exchange rate differences and other movements	1	-	-	1	-
	Fair value of plan assets at end of the period	740	725	-	15	-

	Present value of the wholly or partly funded obligation	(1,403)	(1,322)	-	(81)	-
	Fair value of plan assets	740	725	-	15	-
	Net present value of the wholly or partly funded obligation	(663)	(597)	-	(66)	-
	Present value of the unfunded obligation	(4,571)	(3,068)	(762)	(533)	(208)
	Net amount recognized	(5,234)	(3,665)	(762)	(599)	(208)

1	Other movements include the divestiture of ArcelorMittal Annaba for (64)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	77	33	13	23	8
Past service cost - Plan amendments	19	-	4	15	-
Past service cost - Curtailments	(32)	-	(1)	(31)	-
Net interest cost/(income) on net DB liability/(asset)	302	213	50	29	10
Actuarial (gains)/losses recognized during the year	(4)	-	-	(4)	-
Total	362	246	66	32	18

	Year Ended December 31, 2012
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	86	42	12	21	11
Past service cost - Plan amendments	(148)	10	(163)	1	4
Past service cost - Curtailments	(1)	-	-	(1)	-
Net interest cost/(income) on net DB liability/(asset)	277	195	42	27	13
Actuarial (gains)/losses recognized during the year	32	-	-	32	-
Total	246	247	(109)	80	28

	Year Ended December 31, 2013
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	96	41	13	26	16
Past service cost - Plan amendments	3	-	-	(2)	5
Past service cost - Curtailments	(24)	-	-	(24)	-
Net interest cost/(income) on net DB liability/(asset)	248	174	37	21	16
Actuarial (gains)/losses recognized during the year	(10)	-	-	(10)	-
Total	313	215	50	11	37

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2011	2012	2013
Net periodic pension cost	396	197	357
Net periodic OPEB cost	362	246	313
Total	758	443	670

Cost of sales	216	(19)	193
Selling, general and administrative expenses	61	-	34
Financing costs - net	481	462	443
Total	758	443	670

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	46%	57%	8%	7%	49%	42%
- Asset classes that have a quoted market price in an active market	34%	51%	8%	7%	49%	9%
- Asset classes that do not have a quoted market price in an active market	12%	6%	-	-	-	33%
Fixed Income Securities (including cash)	37%	41%	91%	74%	51%	58%
- Asset classes that have a quoted market price in an active market	4%	36%	91%	72%	51%	5%
- Asset classes that do not have a quoted market price in an active market	33%	5%	-	2%	-	53%
Real Estate	4%	-	-	1%	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	1%	-	-
Other	13%	2%	1%	18%	-	-
- Asset classes that have a quoted market price in an active market	-	2%	-	5%	-	-
- Asset classes that do not have a quoted market price in an active market	13%	-	1%	13%	-	-
Total	100%	100%	100%	100%	100%	100%

	December 31, 2013
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	51%	58%	1%	8%	42%	44%
- Asset classes that have a quoted market price in an active market	37%	51%	1%	8%	40%	10%
- Asset classes that do not have a quoted market price in an active market	14%	7%	-	-	2%	34%
Fixed Income Securities (including cash)	33%	40%	98%	79%	58%	55%
- Asset classes that have a quoted market price in an active market	4%	35%	98%	78%	57%	5%
- Asset classes that do not have a quoted market price in an active market	29%	5%	-	1%	1%	50%
Real Estate	4%	-	-	-	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	-	-	-
Other	12%	2%	1%	13%	-	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	6%	-	-
- Asset classes that do not have a quoted market price in an active market	12%	-	-	7%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 44, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 939 and 1,226 in 2012 and 2013, respectively.

The Finance and Retirement Committees of the Boards of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established asset allocation targets for the period as described below. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

	December 31, 2013
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	53%	57%	6%	7%	49%	36%
Fixed Income Securities (including cash)	34%	42%	92%	79%	50%	62%
Real Estate	4%	-	-	1%	-	1%
Other	9%	1%	2%	13%	1%	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2011	2012	2013	2011	2012	2013
Discount rate
Range	4.3% - 10.46%	3.15% - 10%	3.25% - 14%	4% - 7.5%	3.15% - 6.50%	3% - 22%
Weighted average	5.53%	4.61%	5.17%	4.61%	4.14%	4.86%
Rate of compensation increase
Range	2.31% - 9.7%	2.38% - 9.72%	2% - 10%	2% - 4.5%	2% - 5%	1.80% - 20%
Weighted average	3.52%	3.42%	3.66%	3.30%	3.21%	3.40%

Starting 2011, the Company refined its method of determining the discount rate for the plans domiciled in the Euro zone. In the past, the Company relied on a published index tied to high quality bonds. Under the refined method, the discount rate is derived from a yield curve of high quality bonds with durations that more closely align with the plans' cash flows. This approach, which the Company believes is more consistent with the amount and timing of expected benefit payments, decreased the defined benefit obligation at December 31, 2011 by 167 (60 basis points on the discount rate).

In 2012 the Company changed the yield curve used to determine discount rates for US plans.  In 2011, the Company used a yield curve that included all high quality rated bonds that met certain criteria. In 2012, the Company used a yield curve that included only bonds with yields in the top half of the high quality-rated universe. As a result of the use of this yield curve, the defined benefit obligation decreased by 182 at December 31, 2012. If the Company had used the same yield curve at December 31, 2011, the defined benefit obligation would have been lowered by 436.

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2011	2012	2013
Healthcare cost trend rate assumed
Range	2.00% – 5.38%	2.00% - 5.29%	2.00% - 6.09%
Weighted average	5.23%	5.16%	4.83%

Cash Contributions and maturity profile of the plans

In 2014, the Company is expecting its cash contributions to amount to 522 for pension plans, 321 for other post employment benefits plans, 197 for defined contribution plans and 65 for U.S. multi-employer plans. Cash contributions to defined contribution plans and to U.S. multi-employer plans sponsored by the Company, were respectively 195 and 65 in 2013.

At December 31, 2013, the weighted average durations of the pension and other post employment benefits plans were 11 years (2012: 11 years) and 13 years (2012: 13 years), respectively.

Risks associated with defined benefit plans

Through its defined benefit pension plans and OPEB plans, ArcelorMittal is exposed to a number of risks, the most significant of which are detailed below:

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Asset Volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit. In most countries with funded plans, plan assets hold a significant portion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, ArcelorMittal intends to reduce the level of investment risk by investing more in assets that better match the liabilities. However, ArcelorMittal believes that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate element of a long-term strategy to manage the plans efficiently. See below for more details on ArcelorMittal’s asset-liability matching strategy.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Life expectancy

The majority of the plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.

Assumption regarding future mortality has been based on statistics and mortality tables. The current longevities at retirement underlying the values of the defined benefit obligation were approximately 20 years.

Healthcare cost trend rate

The majority of the OPEB plans’ benefit obligations are linked to the change in the cost of various health care components. Future healthcare cost will vary based on several factors including price inflation, utilization rate, technology advances, cost shifting and cost containing mechanisms. A higher healthcare cost trend will lead to higher OPEB plan liabilities.

Multi-employer plans

ArcelorMittal participates in a multi-employer pension plan in the U.S. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2012, the multi-employer pension plan showed a deficit of 760 and a funded ratio of 79%. ArcelorMittal represented roughly 30% of total contributions made to the plan in the past few years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2013, the defined benefit obligation  for pension plans was 11,620):

	Effect on 2014 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2013 DBO
Change in assumption
100 basis points decrease in discount rate	(25)	1,466
100 basis points increase in discount rate	18	(1,201)
100 basis points decrease in rate of compensation	(23)	(231)
100 basis points increase in rate of compensation	26	251
1 year increase of the expected life of the beneficiaries	18	302

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2013 the defined benefit obligation for post-employment benefit plans was 5,974):

	Effect on 2014 Pre-Tax pension Expense (sum of service cost and interest cost)	Effect of December 31, 2013 DBO
Change in assumption
100 basis points decrease in discount rate	(9)	775
100 basis points increase in discount rate	6	(629)
100 basis points decrease in healthcare cost trend rate	(38)	(557)
100 basis points increase in healthcare cost trend rate	47	669
1 year increase of the expected life of the beneficiaries	10	189

The above sensitivities reflect the effect of changing one assumption at the time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

NOTE 26: CONTINGENCIES

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 2.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company was able to make a reasonable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2013, excluding asset retirement obligations, ArcelorMittal had established provisions of 915 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 595 in Europe, 177 in the United States, 111 in South Africa and 32 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 177 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 21 is expected to be spent in 2014. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 28, with anticipated spending of 3 during 2014, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

All of ArcelorMittal’s major operating and former operating sites in the United States are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties. In some cases, soil or groundwater contamination requiring remediation is present at both currently operating and former ArcelorMittal facilities. In other cases, the Company is required to conduct studies to determine the extent of contamination, if any, that exists at these sites.

ArcelorMittal USA is also a potentially responsible party to at least two state and federal Superfund sites. Superfund and analogous U.S. state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site. The environmental provisions include 2 to address this potential liability.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include approximately 13 for such sediment assessment and remediation, and 7 for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 42 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and it will take several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expects this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of 31 as of December 31, 2013. Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately 29 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities. Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to historical actions under former facility owners that occurred 12 to 26 years ago. In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

noncompliance based primarily on self-reported Title V permit concerns. Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S.  EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to reconvene in 2014.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 595 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (150), Belgium (281), Luxembourg (68), Poland (38), Germany (37), Czech Republic (12) and Spain (7). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 150, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 281, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately 68, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2014, elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of Belval Blast Furnace water pond and former production sites. A provision of approximately 62 covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately 4 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

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Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Poland

ArcelorMittal Poland S.A.’s environmental provision of 38 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of 37 essentially relates to ArcelorMittal Bremen for the post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 111 to be used over 15 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 38 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 70 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately 34 of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 34 years. Approximately 29 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of approximately 10 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 26 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. ArcelorMittal Montreal has an environmental provision of approximately 6 for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2013, ArcelorMittal had established provisions for asset retirement obligations of 516, including 157 for Ukraine, 75 for Canada, 86 for Russia, 39 for the

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Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

United States, 44 for Mexico, 30 for Belgium, 28 for Germany, 18 for South Africa, 7 for Brazil, 19 for Kazakhstan, and 13 for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kemerovo region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora and the joint operation of Pena Colorada iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restoring the layer and stabilizing the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark, Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2037 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the iron ore and coal mines.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2013, ArcelorMittal had recorded provisions in the aggregate of approximately 355 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 276.7, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the tax assessments and ArcelorMittal Tubarão Comercial S.A. filed an appeal in April 2012. On November 29, 2013, ArcelorMittal Tubarão filed its petition to participate in a federal revenue program with a view to settling these disputes. ArcelorMittal Tubarão will pay 152.4 under the program, of which 14.6 has been paid in cash, 79.4 has been set-off against tax losses and 58.4 will be paid in 179 monthly installments in cash.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed was 46.5. In February 2012, the first administrative instance issued a decision cancelling the tax assessment, which was confirmed by the administrative court in March 2013. The case is now closed.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations amounted to 210.6 as of December 31, 2013. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 53.2 relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 583.4. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 265.5 to 140.6 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has indicated that it intends to appeal the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil intends to appeal the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST; (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V.; and (iii) CSL over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 534. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of approximately 31.9. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 64.3 as of December 31, 2013.

On August 12, 2013, the tax representative of ArcelorMittal Spain Holding (“AMSH”) received a tax assessment in the amount of 209.7 relating to the acquisition of ArcelorMittal Mineração Serra Azul (formerly London Mining Company) by AMSH in August 2008. The tax assessment, which also names certain Brazilian and U.K. affiliates of AMSH, relates to capital gains tax as well as associated interest and penalties. On September 10, 2013, the defendants filed their defense rejecting the assessment before the first administrative instance court. On December 3, 2013, ArcelorMittal Brasil filed its petition to participate in a federal revenue program settling these disputes. ArcelorMittal Brasil will pay 147.4 under the program, of which 80.5 will be paid in cash in 180 monthly installments and 66.9 will be applied by way of set-off against tax losses.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to

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Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by €27 million. The dispute is now proceeding to the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 57 to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the tax authorities filed an appeal. On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryviy Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately 187. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities in an amount of 187 and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryviy Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryviy Rih. On November 12, 2013, the tax authorities filed an appeal in cassation.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2013, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2013 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the class certification discovery and briefing stage has now closed, though no decision on class certification has been issued by the court yet. The hearing on the pending class certification motion is scheduled for March 2014. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE) issued its final decision against ArcelorMittal Brasil, imposing a fine of 57 (at December 31, 2013 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related lawsuit was commenced by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

Germany

In February 2013, Germany’s Federal Cartel Office (Bundeskartellamt) conducted unannounced inspections of ArcelorMittal FCE Germany GmbH, ThyssenKrupp and Voestalpine in relation to suspected anti-competitive practices regarding steel for automotive customers. To date, the Bundeskartellamt has not issued a statement of objections against ArcelorMittal FCE Germany (or, to ArcelorMittal’s knowledge, the other two companies); accordingly, ArcelorMittal cannot estimate its potential financial exposure.

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks an order declaring that ArcelorMittal South Africa’s pricing in 2006 in respect of low carbon wire rod amounted to price discrimination and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets in respect of certain flat carbon steel products over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the South African Competition Tribunal.

In August 2013, the South African Competition Commission referred a complaint against four scrap metal purchasers in South Africa, including ArcelorMittal South Africa, to the South African Competition Tribunal for prosecution. The complaint alleges collusion among the purchasers to fix the price and other trading conditions for the purchase of scrap over a period from 1998 to at least 2008. If imposed, fines could amount to 10% of ArcelorMittal South Africa’s turnover for the year preceding any final decision by the Competition Tribunal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2013, ArcelorMittal had recorded provisions of approximately 299 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013, (ii) that constitute a contingent liability, or (iii) that were resolved in 2013, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs. The defendants agreed to mediation and five of the six defendants (including ArcelorMittal USA) settled with the plaintiffs for liability for all investigation and remediation costs covered by the consent decree. On June 29, 2013, the Court entered an order barring the non-settling defendant and other parties to the consent order from seeking any additional costs from the settling defendants. The litigation is now concluded.

Argentina

Over the course of 2007 to 2013, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 32 different shipments made between 2002 and 2012. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 145.4. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In February 2013, in ten cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 10.8). These decisions have been appealed to the Argentinian National Fiscal Court.

Brazil

Companhia Vale do Rio Doce (“Vale”) brought arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantified its claim as 64. Initial submissions were filed by the parties on November 26, 2009, and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter and the settlement documentation was executed on May 14, 2013, effectively closing the case.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 56 and 25, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the Baffinland securities by members of the class.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits and such appeal was heard on November 20, 2013. Judgment was reserved.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is approximately €59 million. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the Fall of 2015. ArcelorMittal will vigorously defend against any claims made for damages in this new phase of the arbitration.

South Africa

On February 5, 2010, ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) asserting that, with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process (the “SIOC Arbitration”) in April 2010 to resolve this dispute. The SIOC Arbitration was later suspended in light of the Sishen Mining Rights Proceedings (as defined below). Following AMSA’s and SIOC’s entry into the 2014 Agreement (defined below) in November 2013, pursuant to which the parties agreed to settle the SIOC Arbitration, subject to certain conditions (as explained below), the parties notified the arbitrators of the settlement and that the arbitration process would not continue.

Pending resolution of the SIOC Arbitration, AMSA and SIOC entered into a series of agreements between 2010 and 2013 that established interim pricing arrangements for the supply of iron ore to AMSA’s production facilities in South Africa. On November 5, 2013, AMSA and SIOC entered into an agreement (the “2014 Agreement”) establishing long-term pricing arrangements for the supply of iron ore by SIOC to AMSA. Pursuant to the terms of the 2014 Agreement, which became effective on January 1, 2014, AMSA may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to AMSA by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the 2014 Agreement. The volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to AMSA from the Thabazimbi mine, the operational and financial risks of which will pass from AMSA to Kumba under the terms of the 2014 Agreement. The 2014 Agreement also settles various disputes between the parties, including the SIOC Arbitration. The 2014 Agreement is subject to a number of conditions, including that SIOC retains the entire Sishen mining right and is not required to account to any third party (excluding AMSA) in respect thereof. In addition, it is assumed that amendments to existing legislation or new legislation will not have a material effect on the terms of supply. Should SIOC become entitled to terminate the 2014 Agreement following occurrence of one of these conditions, the SIOC Arbitration would be re-initiated to determine AMSA’s entitlement to receive iron ore from SIOC on the terms of the 2014 Agreement. It is AMSA’s view that the 2014 Agreement is not affected by the South African Constitutional Court’s December 12, 2013 decision in respect of the Sishen Mining Rights Proceedings (discussed in the following paragraph).

On August 10, 2010, AMSA announced that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action (the “Sishen Mining Rights Proceedings”) against the South African government and ICT to challenge the grant of the prospecting right to ICT, and, on February 4, 2011, SIOC served on AMSA an application to join AMSA as a respondent in the review proceedings. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings, and, on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine. On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government appealed this judgment to the Supreme Court of Appeal, which rejected their appeal on March 28, 2013. ICT and the South African government then appealed this judgment to the South African Constitutional Court, which delivered its judgment on December 12, 2013. The Constitutional Court’s principal decisions were as follows: (i) AMSA’s old order mining right in respect of 21.4% of the Sishen mine expired upon AMSA’s failure to convert that share on April 30, 2009; (ii) SIOC applied for and was granted conversion of its own old order mining right which equated to 78.6% of the Sishen mine; (iii) SIOC is the only party competent to apply for and be granted the remaining 21.4% share of the mining right by the Department of Mineral Resources, and was afforded three months to make such application to the Department of Mineral Resources; and (iv) ICT’s application was dismissed.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors made by Social Security, changes in the regulations and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2013 was 385 as compared to 383 at December 31, 2012. The range of amounts claimed for the year ended December 31, 2013 was € 30,000 to €600,000 (approximately $40,777 to $815,546 ). The aggregate costs and settlements for the year ended December 31, 2013 were approximately 2.63, of which approximately 0.31 represents legal fees and approximately 2.31 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2012 were approximately 2.5, of which approximately 0.29 represents legal fees and approximately 2.2 represents damages paid to the claimant.

	in number of cases
	2012	2013
Claims unresolved at the beginning of the period	397	383
Claims filed	62	74
Claims settled, dismissed or otherwise resolved	(76)	(72)
Claims unresolved at the end of the period	383	385

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

Set out below is a summary of ongoing matters in this regard. Several other claims brought before other courts and regulators were dismissed and are definitively closed.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012 and the appeal proceedings are ongoing.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at €246.5 million), including those who filed the claims before the Luxembourg courts described (and quantified) above.

NOTE 27: SEGMENT AND GEOGRAPHIC INFORMATION

As from January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus.  Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and prior period segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. ArcelorMittal’s reportable segments changed to NAFTA, Brazil and neighboring countries (“Brazil”), Europe, Africa & Commonwealth of Independent States ("ACIS") and Mining. The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged with the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged.

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2013, ArcelorMittal shipped its products to customers in over 170 countries, with its largest markets in Flat and Long products in Americas and Europe. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•       NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

automotive, pipe and tubes, construction, packaging, and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•       Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing.

•       Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe produces also long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Distribution Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Distribution Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•       ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•       Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2011
	Sales to external customers	20,437	11,188	49,328	10,889	1,499	632	-	93,973
	Intersegment sales**	179	720	455	33	4,866	314	(6,567)	-
	Operating income (loss)	1,264	953	(369)	741	2,578	22	15	5,204
	Depreciation	749	732	2,153	528	496	38	-	4,696
	Impairment	26	-	301	-	4	-	-	331
	Capital expenditures	550	823	1,539	624	1,297	39	-	4,872
	Year ended December 31, 2012
	Sales to external customers	20,576	9,902	41,996	9,976	1,674	89	-	84,213
	Intersegment sales**	185	255	503	221	3,819	592	(5,575)	-
	Operating income (loss)	1,243	561	(5,725)	(54)	1,209	(95)	216	(2,645)
	Depreciation	776	729	1,944	657	546	50	-	4,702
	Impairment	(5)	-	5,032	8	-	-	-	5,035
	Capital expenditures	494	600	1,207	436	1,883	97	-	4,717
	Year ended December 31, 2013
	Sales to external customers	19,416	9,877	40,086	8,254	1,659	148	-	79,440
	Intersegment sales**	229	271	421	164	4,107	606	(5,798)	-
	Operating income (loss)	630	1,204	(985)	(457)	1,176	(298)	(73)	1,197
	Depreciation	767	691	2,003	542	642	50	-	4,695
	Impairment	-	-	86	196	162	-	-	444
	Capital expenditures	422	276	990	398	1,342	24	-	3,452

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2011	2012	2013
Assets allocated to segments	107,523	96,818	93,993
Cash and cash equivalents, including restricted cash	3,908	4,540	6,232
Deferred tax assets	6,164	8,221	8,938
Assets held for sale	-	-	292
Other unallocated assets and eliminations	4,084	4,419	2,853
Total assets	121,679	113,998	112,308

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2011	2012	2013
Operating income (loss)	5,204	(2,645)	1,197
Income from investments in associates and joint ventures	614	185	(442)
Financing costs - net	(2,983)	(2,915)	(3,115)
Income (loss) before taxes	2,835	(5,375)	(2,360)
Income tax expense (benefit)	879	(1,906)	215
Discontinued operations	461	-	-
Net income (including non-controlling interests)	2,417	(3,469)	(2,575)

Geographical information

Sales (by destination)

	Year Ended December 31,
	2011	2012	2013
Americas
United States	16,526	16,539	15,625
Canada	3,571	3,617	3,299
Brazil	7,407	6,376	6,576
Argentina	1,271	1,236	1,279
Mexico	2,413	2,337	2,081
Others	2,043	2,209	2,181
Total Americas	33,231	32,314	31,041

Europe
France	6,078	5,062	4,764
Spain	5,021	3,764	3,900
Germany	9,111	7,645	6,834
Romania	931	779	755
Poland	4,235	3,614	3,523
Belgium	1,571	1,262	1,264
Italy	3,317	2,671	2,771
United Kingdom	1,959	1,654	1,442
Turkey	2,737	2,577	2,469
Czech Republic	1,921	1,660	1,608
Netherlands	1,072	978	904
Russia	1,511	1,770	1,618
Others	6,253	5,105	5,071
Total Europe	45,717	38,541	36,923

Asia & Africa
South Africa	3,624	3,338	2,908
China	1,303	1,218	1,395
Kazakhstan	698	659	791
India	838	686	406
Others	8,562	7,457	5,976
Total Asia & Africa	15,025	13,358	11,476

Total	93,973	84,213	79,440

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Revenues from external customers attributed to the country of domicile (Luxembourg) were 294, 217 and 118 as of December 31, 2011, 2012 and 2013, respectively.

Non-current assets* per significant country:

		Non-current assets
		As of December 31,
		2012	2013
	Americas
	Brazil	7,775	6,524
	United States	5,986	6,027
	Canada	6,526	5,985
	Mexico	1,563	1,491
	Trinidad and Tobago	251	221
	Venezuela	202	195
	Argentina	267	192
	Others	41	31
	Total Americas	22,611	20,666

	Europe
	France	5,801	5,806
	Ukraine	4,182	3,959
	Germany	3,301	3,355
	Spain	3,265	3,170
	Belgium	3,306	3,047
	Poland	2,635	2,712
	Luxembourg	1,686	1,886
	Czech Republic	816	854
	Romania	818	799
	Bosnia and Herzegovina	256	259
	Italy	263	253
	Others	761	554
	Total Europe	27,090	26,654

	Asia & Africa
	Kazakhstan	2,056	2,126
	South Africa	1,910	1,424
	Liberia	1,040	1,144
	Morocco	189	178
	Others	510	171
	Total Africa & Asia	5,705	5,043

	Unallocated assets	26,810	25,920
	Total	82,216	78,283

*

Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Sales by type of products

	Year Ended December 31,
	2011	2012	2013
Flat products	51,936	45,748	43,737
Long products	22,437	20,686	19,331
Tubular products	2,915	2,760	2,401
Mining products	1,499	1,674	1,659
Others	15,186	13,345	12,312
Total	93,973	84,213	79,440

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 28: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2013, ArcelorMittal employed approximately 232,000 people and the total annual compensation of ArcelorMittal’s employees in 2011, 2012, and 2013 was as follows:

	Year Ended December 31,
	2011	2012	2013
Employee Information
Wages and salaries	10,553	10,228	9,891
Pension cost	378	6	248
Other staff expenses	1,719	1,676	1,740
Total	12,650	11,910	11,879

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2011, 2012, and 2013 was as follows:

	Year Ended December 31,
	2011	2012	2013
Base salary and directors fees	11	11	12
Short-term performance-related bonus	11	11	6
Post-employment benefits	1	1	1
Share based compensation	5	2	3

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As of December 31, 2011, 2012 and 2013, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2011, 2012 and 2013, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 29: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal. The Company believes there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2012 and 2013 and for the years ended 2011, 2012 and 2013.

Condensed consolidating statements of operations for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,541	10,095	82,820	(3,483)	93,973
Cost of sales (including depreciation and impairment)	7	3,520	9,905	75,263	(3,483)	85,212
Selling, general and administrative expenses	176	281	24	3,076	-	3,557
Operating income (loss)	(183)	740	166	4,481	-	5,204
Income from investments in subsidiaries, associates and joint ventures	3,484	91	-	(226)	(2,735)	614
Financing costs - net	(1,318)	(177)	(118)	(855)	(515)	(2,983)
Income (loss) before taxes	1,983	654	48	3,400	(3,250)	2,835
Income tax expense (benefit)	(437)	46	-	1,270	-	879
Net income from continuing operations (including non-controlling interests)	2,420	608	48	2,130	(3,250)	1,956
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,420	608	48	2,133	(3,250)	1,959
Net income from discontinued operations	-	-	-	461	-	461
Net income attributable to equity holders of the parent	2,420	608	48	2,594	(3,250)	2,420
Net income from continuing operations attributable to non-controlling interests	-	-	-	(3)	-	(3)
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Total other comprehensive income (loss)	(4,419)	(705)	-	(3,714)	4,419	(4,419)
Total comprehensive income (loss)	(1,999)	(97)	48	(1,123)	1,169	(2,002)

Condensed consolidating statements of cash flows for the year ended December 31, 2011

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2011, amounted to (40), 1910 and (1,877) respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	(1,625)	112	261	3,301	-	2,049
Net cash used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash provided by operating activities	(1,625)	112	261	3,111	-	1,859
Investing activities:
Purchase of property, plant and equipment and intangibles	(4)	(65)	(278)	(4,525)	-	(4,872)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(860)	-	(860)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(222)	-	-	(2,141)	2,268	(95)
Disposal of financial and fixed assets and other investing activities net	2,047	2	11	1,496	(2,268)	1,288
Cash receipt from loan to discontinued operations	-	-	-	900	-	900
Net cash flows used in investing activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	1,821	(63)	(267)	(5,235)	-	(3,744)
Financing activities:
Proceeds form mandatory convertible bonds	-	-	-	250	-	250
Acquisition of non-controlling interests	-	-	-	(108)	-	(108)
Proceeds from short-term debt	2,180	60	15	1,412	(2,120)	1,547
Proceeds from long-term debt, net of debt issuance costs	6,975	-	-	1,956	(1,762)	7,169
Payments of short-term debt	(5,000)	(52)	(11)	(3,785)	2,120	(6,728)
Payments of long-term debt	(3,186)	-	-	(42)	1,762	(1,466)
Sales of treasury shares for stock option exercises	5	-	-	-	-	5
Dividends paid	(1,172)	-	-	(32)	10	(1,194)
Other financing activities net	(5)	(57)	(3)	53	(10)	(22)
Net cash flows used in financing activities from discontinued operations	-	-	-	(8)	-	(8)
Net cash used in financing activities	(203)	(49)	1	(304)	-	(555)
Effect of exchange rate changes on cash	-	-	-	(68)	-	(68)
Net increase (decrease) in cash and cash equivalents	(7)	-	(5)	(2,496)	-	(2,508)
Cash and cash equivalents:
At the beginning of the year	7	-	12	6,190	-	6,209
Cash held for discontinued operations	-	-	-	123	-	123
At the end of the year	-	-	7	3,817	-	3,824

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	33	-	6	4,363	-	4,402
Restricted cash	53	-	-	85	-	138
Trade accounts receivable and other	-	43	43	5,019	(20)	5,085
Inventories	-	861	1,808	16,342	(8)	19,003
Prepaid expenses and other current assets	1,497	574	40	6,570	(5,527)	3,154
Total current assets	1,583	1,478	1,897	32,379	(5,555)	31,782
Property, plant and equipment	23	1,462	3,341	49,163	-	53,989
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	62,332	4,473	2,480	7,331	(69,435)	7,181
Other assets	11,980	1,770	12	18,468	(11,184)	21,046
Total assets	75,918	9,183	7,730	107,341	(86,174)	113,998

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	8,384	87	31	1,267	(5,421)	4,348
Trade accounts payable and other	-	383	676	10,356	(8)	11,407
Accrued expenses and other current liabilities	634	352	184	7,420	(508)	8,082
Total current liabilities	9,018	822	891	19,043	(5,937)	23,837
Long-term debt, net of current portion	19,422	684	2,102	13,050	(13,293)	21,965
Deferred employee benefits	32	5,613	4	5,979	-	11,628
Other long-term obligations	430	227	19	5,399	27	6,102
Total liabilities	28,902	7,346	3,016	43,471	(19,203)	63,532
Equity attributable to the equity holders of the parent	47,016	1,837	4,714	62,891	(69,442)	47,016
Non-controlling interests	-	-	-	979	2,471	3,450
Total liabilities and equity	75,918	9,183	7,730	107,341	(86,174)	113,998

Condensed consolidating statements of operations for the year ended December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,746	10,527	72,408	(3,468)	84,213
Cost of sales (including depreciation and impairment)	-	4,549	9,840	72,622	(3,468)	83,543
Selling, general and administrative expenses	16	307	25	2,966	1	3,315
Operating income (loss)	(16)	(110)	662	(3,180)	(1)	(2,645)
Income from investments in subsidiaries, associates and joint ventures	47,824	594	-	185	(48,418)	185
Financing costs - net	(51,158)	(158)	(119)	(2,189)	50,709	(2,915)
Income (loss) before taxes	(3,350)	326	543	(5,184)	2,290	(5,375)
Income tax expense (benefit)	2	(33)	-	(1,875)	-	(1,906)
Net income (loss) (including non-controlling interests)	(3,352)	359	543	(3,309)	2,290	(3,469)
Net income (loss) attributable to equity holders of the parent	(3,352)	359	543	(3,192)	2,290	(3,352)
Net income (loss) attributable to non-controlling interest	-	-	-	(117)	-	(117)
Net income (loss) from continuing operations	(3,352)	359	543	(3,309)	2,290	(3,469)
Total other comprehensive income (loss)	(1,916)	70	-	(1,986)	1,916	(1,916)
Total comprehensive income (loss)	(5,268)	429	543	(5,295)	4,206	(5,385)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2012

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2012, amounted to 22,030, (22,139) and 142 respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	20,693	621	228	6,132	(22,334)	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(3)	(62)	(216)	(4,436)	-	(4,717)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	544	-	544
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(36,280)	-	-	(33,040)	69,277	(43)
Disposal of financial and fixed assets and other investing activities net	19,370	(3)	4	26,272	(45,157)	486
Net cash used in investing activities	(16,913)	(65)	(212)	(10,660)	24,120	(3,730)
Financing activities:
Proceeds from subordinated perpetual capital securities	642	-	-	-	-	642
Acquisition of non-controlling interests	-	-	-	(62)	-	(62)
Proceeds from short-term debt	-	-	-	6,386	(4,701)	1,685
Proceeds from long-term debt, net of debt issuance costs	3,937	(38)	4	183	-	4,086
Payments of short-term debt	(4,762)	(518)	(21)	(3,040)	4,686	(3,655)
Payments of long-term debt	(2,386)	-	-	(41)	-	(2,427)
Dividends paid	(1,172)	-	-	(22,361)	22,342	(1,191)
Dividends received	-	-	-	8	(8)	-
Other financing activities net	(6)	-	-	24,014	(24,105)	(97)
Net cash used in financing activities	(3,747)	(556)	(17)	5,087	(1,786)	(1,019)
Effect of exchange rate changes on cash	-	-	-	(13)	-	(13)
Net increase (decrease) in cash and cash equivalents	33	-	(1)	546	-	578
Cash and cash equivalents:
At the beginning of the year	-	-	7	3,817	-	3,824
At the end of the year	33	-	6	4,363	-	4,402

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2013

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	8	6,064	-	6,072
Restricted cash	53	-	-	107	-	160
Trade accounts receivable and other	-	67	53	4,813	(47)	4,886
Inventories	-	946	1,630	16,665	(1)	19,240
Prepaid expenses and other current assets	3,935	494	50	8,193	(9,297)	3,375
Assets held for sale	-	-	-	292	-	292
Total current assets	3,988	1,507	1,741	36,134	(9,345)	34,025
Property, plant and equipment	26	1,560	3,320	46,458	-	51,364
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	63,556	4,220	3,150	8,731	(71,724)	7,933
Other assets	13,357	1,829	10	23,733	(19,943)	18,986
Total assets	80,927	9,116	8,221	115,056	(101,012)	112,308

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,460	236	26	6,994	(8,624)	4,092
Trade accounts payable and other	-	444	737	11,437	(14)	12,604
Accrued expenses and other current liabilities	993	384	225	7,566	(712)	8,456
Liabilities held for sale	-	-	-	83	-	83
Total current liabilities	6,453	1,064	988	26,080	(9,350)	25,235
Long-term debt, net of current portion	24,385	389	2,086	12,835	(21,476)	18,219
Deferred employee benefits	25	4,285	3	5,181	-	9,494
Other long-term obligations	271	244	17	6,197	(542)	6,187
Total liabilities	31,134	5,982	3,094	50,293	(31,368)	59,135
Equity attributable to the equity holders of the parent	49,793	3,134	5,127	63,386	(71,647)	49,793
Non-controlling interests	-	-	-	1,377	2,003	3,380
Total liabilities and equity	80,927	9,116	8,221	115,056	(101,012)	112,308

Condensed consolidating statements of operations for the year ended December 31, 2013

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,260	9,953	68,280	(3,053)	79,440
Cost of sales (including depreciation and impairment)	12	4,072	9,619	64,597	(3,053)	75,247
Selling, general and administrative expenses	25	279	19	2,673	-	2,996
Operating (loss) income	(37)	(91)	315	1,010	-	1,197
Income from investments, associates and joint ventures	(922)	248	-	404	(172)	(442)
Financing costs - net	(1,704)	(135)	(120)	(324)	(832)	(3,115)
(Loss) / Income before taxes	(2,663)	22	195	1,090	(1,004)	(2,360)
Income tax (benefit) expense	(118)	10	-	323	-	215
Net (loss) income (including non-controlling interests)	(2,545)	12	195	767	(1,004)	(2,575)
Net (loss) income attributable to equity holders of the parent	(2,545)	12	196	796	(1,004)	(2,545)
Net (loss) income attributable to non-controlling interests	-	-	(1)	(29)	-	(30)
Net (loss) income from continuing operations	(2,545)	12	195	767	(1,004)	(2,575)
Total other comprehensive income (loss)	1,085	1,284	-	(199)	(1,085)	1,085
Total comprehensive (loss) income	(1,460)	1,296	195	568	(2,089)	(1,490)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2013

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2013, amounted to 457, (7,685) and 7,196 respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	1,142	279	202	5,468	(2,795)	4,296
Investing activities:
Purchase of property, plant and equipment and intangibles	(5)	(30)	(175)	(3,242)	-	(3,452)
Disposal (Acquisition) of net assets of subsidiaries, net of cash acquired (disposed)	-	-	-	34	-	34
Acquisition of associates and joint ventures	(3,898)	-	-	(110)	3,835	(173)
Disposal of financial assets and other investing activities net	686	1	7	3,506	(3,486)	714
Net cash (used in) provided by investing activities	(3,217)	(29)	(168)	188	349	(2,877)
Financing activities:
Proceeds form mandatorily convertible notes	1,756	-	-	-	-	1,756
Common stock offering	2,222	-		-		2,222
Disposal of non-controlling interests	-	-	-	1,100	-	1,100
Proceeds from short-term debt	1,872	136	-	1,186	(2,022)	1,172
Proceeds from long-term debt, net of debt issuance costs	68	-	-	8	-	76
Payments of short-term debt	(3,312)	(7)	(26)	(3,373)	2,022	(4,696)
Payments of long-term debt	(168)	(312)	-	(366)	-	(846)
Dividends paid	(392)	-	-	(2,818)	2,795	(415)
Other financing activities net	(4)	(67)	(6)	298	(349)	(128)
Net cash provided by (used in) financing activities	2,042	(250)	(32)	(3,965)	2,446	241
Effect of exchange rate changes on cash	-	-	-	19	-	19
Net (decrease) increase in cash and cash equivalents	(33)	-	2	1,710	-	1,679
Cash and cash equivalents:
At the beginning of the year	33	-	6	4,363	-	4,402
Reclassification of the period end cash and cash equivalent to assets held for sale	-			(9)		(9)
At the end of the year	-	-	8	6,064	-	6,072

NOTE 30 – CHANGE IN ACCOUNTING POLICIES

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, the amendments to IAS 19 “Employee Benefits” (“IAS19R”), to IAS 27 “Separate Financial Statements” , to IAS 28 “Investments in Associates”, to IFRS 7”Financial Instruments: Disclosures” and to IAS 1 “Presentation of Financial Statements”. It adopted also various minor amendments of five standards in the framework of Annual Improvements.

Accordingly, the Company has applied retrospectively all standards, interpretations and amendments of standards for all periods presented. The Company did not identify any material impact with respect to the adoption of IFRS 10, IFRIC 20 and the amendments to IAS 27, IAS 28 and IFRS 7. It adopted the new accounting policy for joint arrangements in accordance with the transition provisions of IFRS 11. In accordance with this new standard, investments in joint arrangements are classified either as joint operations when the investor has rights to the assets and obligations for the liabilities relating to the joint arrangement or joint ventures when the investor has rights to the net assets of the joint arrangement, depending on the contractual rights and obligations of each investor rather than the legal structure of the joint arrangement. ArcelorMittal has assessed the nature of its joint arrangements and determined that Peňa Colorada (Mexico, Mining), Double G and I/N Tek (USA, NAFTA segment) and a galvanizing coating line in Canada (NAFTA segment) are joint operations. The Company, which previously accounted for these investments under the equity method, has recognized in relation to its interest in the joint operation its assets including its share of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

any assets held jointly, its liabilities including its share of any liabilities held jointly, its share of revenue from the sale of the output by the joint operation, and its expenses, including its share of any expenses incurred jointly.

Following the adoption of the amendments to IAS 19, the liability for defined benefit plans has been adjusted to the present value of the defined benefit obligation deducting the fair value of the plan assets and all previously unrecognized actuarial gains and losses have been recognized net of tax in other comprehensive income. Actuarial gains and losses are no longer amortized over time through the statements of operations following the former “corridor approach” but are recognized in other comprehensive income. In addition, the discount rate of the defined benefit obligation and the return on plan assets are replaced by one single net interest cost on the net liability.

Also, as a result of the amendments to IAS 1, items of Other Comprehensive Income are now required to be grouped on the basis of whether or not they are potentially recyclable to profit or loss subsequently and presented accordingly.

As a result of the adoption of IFRS 11 and the amendments of IAS 19, the effects of the change in accounting policies on the statements of financial position at December 31, 2011 and 2012, the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and the statements of cash flows for the year ended December 31, 2011 and 2012 are summarized below.

Transition from Consolidated Statements of Financial Position as reported to recast Consolidated Statements of Financial Position

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
ASSETS
Current assets:
Cash and cash equivalents	3,821	-	3	3,824	4,398	-	4	4,402
Restricted cash	84	-	-	84	138	-	-	138
Trade accounts receivable and other	6,452	-	-	6,452	5,085	-	-	5,085
Inventories	21,689	(37)	17	21,669	19,025	(44)	22	19,003
Prepaid expenses and other current assets	3,559	-	7	3,566	3,148	-	6	3,154
Total current assets	35,605	(37)	27	35,595	31,794	(44)	32	31,782

Non-current assets:
Goodwill and intangible assets	14,053	-	-	14,053	9,581	-	-	9,581
Biological assets	193	-	-	193	174	-	-	174
Property, plant and equipment	54,058	-	131	54,189	53,660	-	155	53,815
Investments in associates and joint ventures	9,041	(32)	(63)	8,946	7,286	(31)	(74)	7,181
Other investments	226	-	-	226	1,020	-	-	1,020
Deferred tax assets	6,081	83	-	6,164	8,130	91	-	8,221
Other assets	2,623	(310)	-	2,313	2,928	(704)	-	2,224
Total non-current assets	86,275	(259)	68	86,084	82,779	(644)	81	82,216
Total assets	121,880	(296)	95	121,679	114,573	(688)	113	113,998

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,784	-	(15)	2,769	4,339	-	9	4,348
Trade accounts payable and other	12,836	-	9	12,845	11,418	-	(11)	11,407
Short-term provisions	1,213	-	1	1,214	1,192	-	2	1,194
Accrued expenses and other liabilities	6,624	-	15	6,639	6,709	-	19	6,728
Income tax liabilities	367	-	-	367	160	-	-	160
Total current liabilities	23,824	-	10	23,834	23,818	-	19	23,837

Non-current liabilities:
Long-term debt, net of current portion	23,634	-	-	23,634	21,965	-	-	21,965
Deferred tax liabilities	3,680	(223)	1	3,458	3,228	(276)	6	2,958
Deferred employee benefits	7,160	3,959	23	11,142	7,223	4,378	27	11,628
Long-term provisions	1,601	-	2	1,603	1,862	-	2	1,864
Other long-term obligations	1,504	-	-	1,504	1,280	-	-	1,280
Total non-current liabilities	37,579	3,736	26	41,341	35,558	4,102	35	39,695
Total liabilities	61,403	3,736	36	65,175	59,376	4,102	54	63,532

Equity :
Common shares	9,403	-	-	9,403	9,403	-	-	9,403
Treasury shares	(419)	-	-	(419)	(414)	-	-	(414)
Additional paid-in capital	19,056	-	-	19,056	19,082	-	-	19,082
Subordinated perpetual capital securities	-	-	-	-	650	-	-	650
Retained earnings	30,531	120	59	30,710	25,633	494	59	26,186
Reserves	(1,881)	(4,127)	-	(6,008)	(2,631)	(5,260)	-	(7,891)
Equity attributable to the equity holders of the parent	56,690	(4,007)	59	52,742	51,723	(4,766)	59	47,016
Non-controlling interests	3,787	(25)	-	3,762	3,474	(24)	-	3,450
Total equity	60,477	(4,032)	59	56,504	55,197	(4,790)	59	50,466
Total liabilities and equity	121,880	(296)	95	121,679	114,573	(688)	113	113,998

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition of Consolidated Statements of Operations as reported to recast Consolidated Statements of Operations

	Year Ended December 31, 2011				Year Ended December 31, 2012

	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
Sales	93,973	-	-	93,973	84,213	-	-	84,213
Cost of sales	85,519	(287)	(20)	85,212	84,117	(546)	(28)	83,543
Gross margin	8,454	287	20	8,761	96	546	28	670
Selling, general and administrative expenses	3,556	(8)	9	3,557	3,322	(17)	10	3,315
Operating income (loss)	4,898	295	11	5,204	(3,226)	563	18	(2,645)
Income from investments, associates and joint ventures	620	-	(6)	614	194	-	(9)	185
Financing costs - net	(2,838)	(144)	(1)	(2,983)	(2,737)	(177)	(1)	(2,915)
Income (loss) before taxes	2,680	151	4	2,835	(5,769)	386	8	(5,375)
Income tax expense (benefit)	882	(7)	4	879	(1,925)	11	8	(1,906)
Net income (loss) from continuing operations (including non-controlling interests)	1,798	158	-	1,956	(3,844)	375	-	(3,469)
Discontinued operations, net of tax	461	-	-	461	-	-	-	-
Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	1,802	157	-	1,959	(3,726)	374	-	(3,352)
Net income (loss) from discontinued operations	461	-	-	461	-	-	-	-
Net income (loss) attributable to equity holders of the parent	2,263	157	-	2,420	(3,726)	374	-	(3,352)
Net income (loss) from continuing operations attributable to non-controlling interests	(4)	1	-	(3)	(118)	1	-	(117)
Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)

	Year Ended December 31, 2011				Year Ended December 31, 2012

	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
Earnings (loss) per common share (in U.S. dollars)
Basic	1.46	0.10	-	1.56	(2.41)	0.24	-	(2.17)
Diluted	1.19	0.10	-	1.29	(2.41)	0.24	-	(2.17)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	1.16	0.10	-	1.26	(2.41)	0.24	-	(2.17)
Diluted	0.90	0.10	-	1.00	(2.41)	0.24	-	(2.17)
Earnings (loss) per common share - discontinued operations (in U.S. dollars)
Basic	0.30	-	-	0.30	-	-	-	-
Diluted	0.29	-	-	0.29	-	-	-	-
Weighted average common shares outstanding (in millions) (note 18)
Basic	1.549	-	-	1.549	1.549	-	-	1.549
Diluted	1.611	-	-	1.611	1.550	-	-	1.550

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Other Comprehensive Income as reported to recast Consolidated Statements of Other Comprehensive Income

	Year Ended December 31,2011								Year Ended December 31, 2012
	2011 as reported		IAS 19R		IFRS 11		2011 recast		2012 as reported		IAS 19R		IFRS 11		2012 recast
Net income (including non-controlling interests)		2,259		158		-		2,417		(3,844)		375		-		(3,469)

Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(39)		-		-		(39)		(95)		-		-		(95)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	65		-		-		65		-		-		-		-
	26		-		-		26		(95)		-		-		(95)
Derivative financial instruments:
Gain (loss) arising during the period	82		-		-		82		4		-		-		4
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(249)		-		-		(249)		(717)		-		-		(717)
	(167)		-		-		(167)		(713)		-		-		(713)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(2,149)		-		-		(2,149)		78		-		-		78
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(475)		-		-		(475)		392		-		-		392
	(2,624)		-		-		(2,624)		470		-		-		470

Share of other comprehensive income (loss) related to associates and joint ventures	(598)		-		-		(598)		(579)		-		-		(579)

Income tax benefit related to components of other comprehensive income that can be recycled to the consolidated statements of operations	68		-		-		68		134		-		-		134

Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial losses	-		(1,262)		-		(1,262)		-		(1,205)		-		(1,205)

Income tax benefit related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	-		138		-		138		-		72		-		72

Total other comprehensive income (loss)	(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(2,943)		(1,112)		-		(4,055)		(750)		(1,133)		-		(1,883)
Non-controlling interests	(352)		(12)		-		(364)		(33)		-		-		(33)

		(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)
Total comprehensive income (loss)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(680)		(955)		-		(1,635)		(4,476)		(759)		-		(5,235)
Non-controlling interests		(356)		(11)				(367)		(151)		1		-		(150)
Total comprehensive income (loss)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Changes in Equity as reported to recast Consolidated Statements of Changes in Equity

						Reserves
						Items that can be recycled to the consolidated statements of operations			Items that cannot be recycled to the consolidated statements of operations
	Share capital	Treasury shares	Subordinated perpetual capital securities	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity

Balance at December 31, 2010 as reported	9,950	(427)	-	20,198	31,647	(84)	368	778	-	62,430	3,670	66,100
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	(37)	-	-	-	(3,015)	(3,052)	(14)	(3,066)

Recast balance at December 31, 2010	9,950	(427)	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093

Balance at December 31, 2011 as reported	9,403	(419)	-	19,056	30,531	(2,880)	235	764	-	56,690	3,787	60,477
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	120	-	-	-	(4,127)	(4,007)	(25)	(4,032)

Recast balance at December 31, 2011	9,403	(419)	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Balance at December 31, 2012 as reported	9,403	(414)	650	19,082	25,633	(2,244)	(214)	(173)	-	51,723	3,474	55,197
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	494	-	-	-	(5,260)	(4,766)	(24)	(4,790)

Recast balance at December 31, 2012	9,403	(414)	650	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Cash Flows as reported to recast Consolidated Statements of Cash Flows

	Year Ended December 31,2011				Year Ended December 31,2012
	2011	IAS19R	IFRS 11	recast	2012	IAS19R	IFRS 11	recast
Operating activities:
Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)
Discontinued operations	(461)	-	-	(461)	-	-	-	-
Net income (loss) from continuing operations (including non-controlling interests)	1,798	158	-	1,956	(3,844)	375	-	(3,469)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	4,669	-	27	4,696	4,684	-	18	4,702
Impairment	331	-	-	331	5,035	-	-	5,035
Net interest	1,822	-	1	1,823	1,874	-	-	1,874
Income tax expense (benefit)	882	(7)	4	879	(1,925)	11	8	(1,906)
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	226	-	3	229	(135)	-	(19)	(154)
Labor agreements and separation plans	239	-	-	239	306	-	-	306
Litigation provisions (reversal)	(78)	-	-	(78)	86	-	-	86
Recycling of deferred gain on raw material hedges	(600)	-	-	(600)	(566)	-	-	(566)
Net gain on disposal of subsidiaries	-	-	-	-	(573)	-	-	(573)
Income from investments in associates and joint ventures	(640)	-	28	(612)	(201)	-	43	(158)
Provision on pensions and OPEB	909	(151)	-	758	829	(386)	-	443
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	(42)	-	-	(42)	99	-	-	99
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	371	-	(8)	363	40	-	10	50
Changes in working capital excluding the effects from acquisitions:
Trade accounts receivable	(694)	-	-	(694)	1,153	-	-	1,153
Inventories	(3,057)	-	4	(3,053)	2,779	-	15	2,794
Trade accounts payable	(74)	-	34	(40)	(1,103)	-	(20)	(1,123)
Interest paid and received	(1,659)	-	-	(1,659)	(1,694)	-	-	(1,694)
Taxes paid	(1,237)	-	-	(1,237)	(555)	-	-	(555)
Dividends received	353	-	(4)	349	209	-	(4)	205
Cash contributions to plan assets and benefits paid for pensions and OPEB	(879)	-	(7)	(886)	(1,157)	-	(5)	(1,162)
Cash received/(paid) from settlement of hedges not recognized in the consolidated statements of operations	175	-	-	175	(11)	-	-	(11)
VAT and other amount received (paid) from/to public authorities	(302)	-	-	(302)	241	-	-	241
Other working capital and provisions movements	(546)	-	-	(546)	(277)	-	-	(277)
Net cash flows (used in ) provided by operating activities from discontinued operations	(190)	-	-	(190)	-	-	-	-
Net cash provided by operating activities	1,777	-	82	1,859	5,294	-	46	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(4,838)	-	(34)	(4,872)	(4,683)	-	(34)	(4,717)
(Acquisition)/Disposal of net assets of subsidiaries and non-controlling interests, net of cash acquired/(disposed of)	(860)	-	-	(860)	544	-	-	544
Investments in associates and joint ventures accounted for under equity method	(95)	-	-	(95)	(43)	-	-	(43)
Disposals of financial assets	2,160	-	-	2,160	463	-	-	463
Other investing activities net	(840)	-	(32)	(872)	59	-	(36)	23
Cash receipt from loan to discontinued operations	900	-	-	900	-	-	-	-
Net cash flows used in investing activities from discontinued operations	(105)	-	-	(105)	-	-	-	-
Net cash used in investing activities	(3,678)	-	(66)	(3,744)	(3,660)	-	(70)	(3,730)
Financing activities:
Proceeds from mandatory convertible bonds	250	-	-	250	-	-	-	-
Proceeds from subordinated perpetual capital securities	-	-	-	-	642	-	-	642
Acquisition of non-controlling interests	(108)	-	-	(108)	(62)	-	-	(62)
Proceeds from short-term debt	1,562	-	(15)	1,547	1,675	-	10	1,685
Proceeds from long-term debt, net of debt issuance costs	7,169	-	-	7,169	4,086	-	-	4,086
Payments of short-term debt	(6,728)	-	-	(6,728)	(3,670)	-	15	(3,655)
Payments of long-term debt	(1,466)	-	-	(1,466)	(2,427)	-	-	(2,427)
Sale of treasury shares for stock option exercises	5	-	-	5	-	-	-	-
Dividends paid	(1,194)	-	-	(1,194)	(1,191)	-	-	(1,191)
Other financing activities net	(22)	-	-	(22)	(97)	-	-	(97)
Net cash flows used in financing activities from discontinued operations	(8)	-	-	(8)	-	-	-	-
Net cash used in financing activities	(540)	-	(15)	(555)	(1,044)	-	25	(1,019)
Effect of exchange rate changes on cash	(68)	-	-	(68)	(13)	-	-	(13)
Net increase (decrease) in cash and cash equivalents	(2,509)	-	1	(2,508)	577	-	1	578
At the beginning of the year	6,207	-	2	6,209	3,821	-	3	3,824
Cash held for discontinued operations	123	-	-	123	-	-	-	-
At the end of the year	3,821	-	3	3,824	4,398	-	4	4,402